                                                Filed Pursuant to Rule 424(b)(3)
                                                      Registration No. 333-79245

PROSPECTUS

                             R&B FALCON CORPORATION

                               OFFER TO EXCHANGE

                                ALL OUTSTANDING

                   $200,000,000 12 1/4% SENIOR NOTES DUE 2006

                                      FOR

                   $200,000,000 12 1/4% SENIOR NOTES DUE 2006

                           -------------------------

                  THE EXCHANGE OFFER WILL EXPIRE AT 5:00 P.M.,
             NEW YORK CITY TIME, ON JULY 13, 1999, UNLESS EXTENDED

                           -------------------------

                            TERMS OF EXCHANGE OFFER

- We are offering to exchange a total of $200 million of our registered 12 1/4% Senior Notes due 2006 for an equal amount of our outstanding restricted
  12 1/4% Senior Notes due 2006

- The exchange offer expires 5:00 p.m., New York City time, July 13, 1999, unless extended

- The exchange offer is not subject to any condition other than that it not violate applicable law or any applicable interpretation of the staff of the Securities and Exchange Commission

- We will exchange all outstanding notes that are validly tendered and not validly withdrawn

- Tenders of outstanding notes may be withdrawn any time prior to the expiration of the exchange offer

- The exchange of notes will not be a taxable exchange for the U.S. federal income tax purposes

- We will not receive any proceeds from the exchange offer

- The terms of the notes to be issued are substantially identical to the outstanding notes, except the exchange notes do not contain the transfer restrictions and registration rights that apply to the outstanding notes

                           -------------------------

      SEE "RISK FACTORS" BEGINNING ON PAGE 10 FOR A DISCUSSION OF MATTERS THAT YOU SHOULD CONSIDER PRIOR TO DECIDING WHETHER TO EXCHANGE YOUR NOTES IN THE EXCHANGE OFFER.

                           -------------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE NOTES TO BE DISTRIBUTED IN THE EXCHANGE OFFER, NOR HAVE ANY OF THESE ORGANIZATIONS DETERMINED THAT THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                           -------------------------

                  The date of this Prospectus is June 14, 1999

                               TABLE OF CONTENTS

SUMMARY.....................................................    1
RISK FACTORS................................................   10
FORWARD-LOOKING STATEMENTS..................................   14
THE EXCHANGE OFFER..........................................   15
USE OF PROCEEDS.............................................   21
CAPITALIZATION..............................................   22
DESCRIPTION OF THE NOTES....................................   23
DESCRIPTION OF SIGNIFICANT INDEBTEDNESS.....................   56
UNITED STATES FEDERAL TAX CONSEQUENCES FOR NON-UNITED STATES
  HOLDERS...................................................   57
PLAN OF DISTRIBUTION........................................   59
WHERE YOU CAN FIND MORE INFORMATION.........................   60
INCORPORATION BY REFERENCE..................................   60
LEGAL MATTERS...............................................   60
INDEPENDENT PUBLIC ACCOUNTANTS..............................   61

                                    SUMMARY

     This summary highlights selected information from this prospectus to help you understand the exchange offer and the exchange notes. You should carefully read the entire prospectus to understand fully the terms of the exchange offer and the exchange notes, as well as the tax and other considerations that are important to you in making your investment decision. You should pay special attention to the "Risk Factors" section beginning on page 10 of this prospectus.

                                  THE COMPANY

     We own and operate the world's largest fleet of marine drilling rigs. Our fleet is one of the most diverse in the industry, capable of drilling in shallow to ultra-deepwater depths. We currently operate in most of the world's major offshore hydrocarbon producing regions. We believe that our fleet diversity and worldwide operations allow us to mitigate revenue and cash flow impacts associated with a major downturn in any single segment of the drilling industry or geographic region. The mailing address of our principal executive officers is 901 Threadneedle, Houston, Texas 77079, and our telephone number is (281) 496-5000.

                              RECENT DEVELOPMENTS

     On March 26, 1999, we issued the $200 million of our 12 1/4% Senior Notes due 2006 that are the subject of this exchange offer. Also on that date, RBF Finance Co., a limited purpose finance company affiliated with us, issued $400 million of its 11% Senior Secured Notes due 2006 and $400 million of its 11 3/8% Senior Secured Notes due 2009. We borrowed the proceeds from these notes from RBF Finance Co. in ten separate loans, each of which is secured by one of our drilling rigs or the construction contract to build a drilling rig. We also guaranteed the notes that RBF Finance Co. issued. We are using the proceeds from the loans from RBF Finance Co. to finance the costs of acquiring, constructing, repairing and improving the drilling rigs that are security for the loans. To the extent we have already paid these costs, we are using the proceeds for general corporate purposes, including the repayment of debt. We are using the net proceeds from our offering of the $200 million senior notes for general corporate purposes, including the repayment of debt. For accounting purposes, we will record the debt of RBF Finance Co. because we guarantee this debt.

     On April 7, 1999, we announced that Steven Webster, our president and chief executive officer, would resign from these officer positions at the end of May 1999. On May 19, 1999, Mr. Paul Loyd, our chairman of the board, was elected as our chief executive officer, and Mr. Andrew Bakonyi was elected as President and Chief Operating Officer. Mr. Webster remains a director of our company.

     On April 15, 1999, BP Amoco cancelled its drilling contract with us for our drillship Peregrine VII in accordance with the terms of the contract because we had not delivered this rig on time. We are currently marketing this rig.

     On April 22, 1999, we issued 300,000 units, each consisting of one share of preferred stock and a warrant to purchase 35 shares of our common stock, in a private placement for net proceeds of approximately $289 million. The preferred stock provides for a liquidation preference of $1,000 per share and cumulative dividends, payable quarterly, at a rate of 13 7/8% per year. We may pay these dividends in additional shares of preferred stock for up to five years. We will have the right to exchange the preferred stock for subordinated debentures when we could do so without violating the covenants in our existing debt documents. We must redeem the preferred stock at a price equal to its liquidation preference on May 1, 2009. Each warrant entitles the holder to purchase 35 shares of our common stock, for an aggregate of 10,500,000 shares, at a purchase price of $9.50 per share. The warrants are exercisable at any time after they separate from the preferred stock, which will occur no later than October 22, 1999. The warrants expire on May 1, 2009. We are using the net proceeds from this offering for general corporate purposes, including funding our deepwater rig construction program.

     On May 19, 1999, we announced that we had received notice from Petrobras of cancellation of the drilling contract on our semisubmersible Falcon 100, based upon alleged late delivery of the rig. We do not believe that Petrobras has the right to cancel the contract. We have engaged Brazilian counsel to pursue our rights under the contract and intend to take legal action to enforce our rights under the contract. Petrobras has also advised us that the contract for which we had been the low bidder with our Peregrine VII drillship had been awarded by Petrobras to another drilling contractor, for the reason that Petrobras desired to commence such contract prior to the expected delivery date of the Peregrine VII.

                       SUMMARY OF TERMS OF EXCHANGE OFFER

     In March 1999, we completed the private offering of $200 million principal amount of our 12 1/4% Senior Notes due 2006. In connection with that offering, we agreed to deliver this prospectus to you and to use our best efforts to complete the exchange offer.

THE EXCHANGE OFFER.........  We are offering to exchange up to $200 million principal amount of our registered 12 1/4% Senior Notes due 2006 for an equal amount of our outstanding restricted 12 1/4% Senior Notes due 2006.

                             The form and terms of the exchange notes are identical in all material respects to the form and terms of the outstanding notes except that the exchange notes have been registered under the Securities Act. In order to be exchanged, an outstanding note must be properly tendered and accepted. You may tender outstanding notes only in integral multiples of $1,000.

                             As of this date, $200 million in principal amount of notes are outstanding. The exchange offer is not conditioned on any minimum aggregate principal amount of outstanding notes being tendered for exchange.

RESALE OF THE EXCHANGE
NOTES......................  Based on interpretations by the staff of the SEC set forth in no-action letters issued to third parties, we believe that you may offer, resell or otherwise transfer the notes we will issue to you in the exchange offer without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that:

                                  - you are acquiring the notes issued in the
                                    exchange offer in the ordinary course of business;

                                  - you are not participating, do not intend to
                                    participate, and have no arrangement or
                                    understanding with any person to
                                    participate, in the distribution of the
                                    notes issued to you in the exchange offer;

                                  - you are not a broker-dealer who purchased
                                    those outstanding notes directly from us for resale under Rule 144A or any other available exemption under the Securities Act; and

                                  - you are not an "affiliate" of our company.

                             Each broker-dealer that acquires notes in the exchange offer for its own account in exchange for notes that it acquired as a result of market-making or other trading activities must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the notes issued in the exchange offer. The letter of transmittal states that by making this acknowledgment and by delivering a prospectus, a broker-dealer will not admit that it is an "underwriter" within the meaning of the Securities Act. A broker-dealer may use this prospectus for an offer to resell, resale or other retransfer of the notes issued to it in the exchange offer. We have agreed that, for a period of 180 days after the date of this prospectus, we will make this prospectus and any amendment or supplement to this prospectus available to any such broker-dealer for use in connection with any such resales. We believe that no registered holder of the outstanding notes is an affiliate (as this term is defined in Rule 405 of the Securities Act) of our company.

EXPIRATION DATE............  The exchange offer will expire at 5:00 p.m., New
                             York City time, July 13, 1999, unless we extend the expiration date.

ACCRUED INTEREST ON THE
  EXCHANGE NOTES AND THE
  OUTSTANDING NOTES........  The exchange notes will bear interest from March
                             26, 1999. Holders of outstanding notes that we accept for exchange will not have the right to receive any payment of interest on those notes accrued from March 26, 1999 to the date of the issuance of the exchange notes. Consequently, holders who exchange their outstanding notes for exchange notes will receive the same interest payment on September 15, 1999 (the first interest payment date) that they would have received had they not accepted the exchange offer.

TERMINATION OF THE EXCHANGE
  OFFER....................  We may terminate the exchange offer if we determine that our ability to proceed with the exchange offer could be materially impaired due to any legal or governmental action, new law, statute, rule or regulation or any interpretation of the staff of the SEC of any existing law, statute, rule or regulation. We do not expect any of these conditions to occur, although there can be no assurance that these conditions will not occur. We must pay increased interest on the notes if we do not complete the exchange offer.

PROCEDURES FOR TENDERING
  OUTSTANDING NOTES........  If you are a holder of a note and you wish to tender your note for exchange in the exchange offer, you must send to U.S. Trust Company of Texas, N.A., as exchange agent, on or before the expiration date:

                                  either

                                  - a properly completed and duly executed
                                    letter of transmittal, which accompanies this prospectus, or a facsimile of the letter of transmittal, including all other documents required by the letter of transmittal, to the exchange agent at the address set forth on the cover page of the letter of transmittal; or

                                  - an agent's message transmitted by means of
                                    The Depository Trust Company's Automated
                                    Tender Offer Program system and received by the exchange agent and forming a part of a confirmation of book entry transfer in which you acknowledge and agree to be bound by the terms of the letter of transmittal;

                                  and, the exchange agent must receive on or before the expiration date either

                                  - a timely confirmation of book-entry transfer
                                    of your outstanding notes into the exchange agent's account at The Depository Trust Company under the procedure for book-entry transfers described in this prospectus under the heading "The Exchange
                                    Offer -- Procedures for Tendering
                                    Outstanding Notes"; or

                                  - the documents necessary for compliance with
                                    the guaranteed delivery procedures described below.

                             By executing the letter of transmittal, each holder will represent to us that:

                                  - the person receiving the exchange notes is
                                    obtaining the exchange notes in the ordinary course of business of the person receiving such exchange notes, whether or not such person is the holder;

                                  - neither the holder nor any other person
                                    acting for the holder has an arrangement or understanding with any person to participate in the distribution of the exchange notes; and

                                  - neither the holder nor any such other person
                                    is an "affiliate," as defined in Rule 405 under the Securities Act, of our company.

SPECIAL PROCEDURES FOR
BENEFICIAL OWNERS..........  If you are the beneficial owner of notes and your name does not appear on a security position listing of The Depository Trust Company as the holder of your notes, or if you are a beneficial owner of registered notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, and you wish to tender your notes in the exchange offer, you should contact the person in whose name your notes are registered promptly and instruct that person to tender on your behalf. If you wish to tender on your own behalf you must, prior to completing and executing the letter of transmittal and delivering your outstanding notes, either make appropriate arrangements to register ownership of the outstanding notes in your name or obtain a properly completed bond power from the registered holder. The transfer of record ownership may take considerable time.

GUARANTEED DELIVERY
PROCEDURES.................  If you wish to tender your notes and time will not permit your required documents to reach the exchange agent by the expiration date of the exchange offer, or you cannot complete the procedure for book-entry transfer or deliver certificates for registered notes on time, you may tender your notes under the procedures described in this prospectus under the heading "The Exchange Offer -- Guaranteed Delivery Procedure."

WITHDRAWAL RIGHTS..........  You may withdraw the tender of your notes at any time prior to 5:00 p.m. on the expiration date.

FEDERAL TAX CONSEQUENCES...  The exchange of the notes will generally not be a taxable event for United States federal income tax purposes.

USE OF PROCEEDS............  We will not receive any proceeds from the issuance of notes in the exchange offer. We will pay all expenses of the exchange offer.

EXCHANGE AGENT.............  U.S. Trust Company of Texas, N.A., the trustee under the indenture governing the notes, is serving as the exchange agent in connection with the exchange offer. The exchange agent can be reached at:

                                  U.S. Trust Company of Texas, N.A.
                                  c/o United States Trust Company of New York
                                  770 Broadway, 13th Floor
                                  New York, New York 10003
                                  Attention: Corporate Trust Services

                             The telephone number for the exchange agent is
                             (800) 548-6565, and the facsimile number for the exchange agent is (212) 420-6211.

CONSEQUENCES OF NOT EXCHANGING
  OUTSTANDING NOTES........  If you do not exchange your outstanding notes for exchange notes, you will no longer be able to require us to register the outstanding notes under the Securities Act. In addition, you will not be able to offer or sell the outstanding notes unless:

                                  - they are registered under the Securities
                                    Act; or

                                  - you offer or sell them under an exemption
                                    from the registration requirements of the Securities Act.

     See "The Exchange Offer" for more detailed information concerning the terms of the exchange offer.

                       SUMMARY OF TERMS OF EXCHANGE NOTES

SECURITIES OFFERED.........  $200,000,000 aggregate principal amount of 12 1/4%
                             Senior Notes due 2006.

MATURITY DATE..............  March 15, 2006.

INTEREST PAYMENT DATES.....  March 15 and September 15 of each year, beginning
                             September 15, 1999.

OPTIONAL REDEMPTION........  We may redeem the notes at any time prior to their stated maturity at a make-whole premium.

SUBSIDIARY GUARANTEES......  Any subsidiary that guarantees any of our indebtedness after March 26, 1999 (including indebtedness under a bank facility) will be required to guarantee the notes.

RANKINGS...................  The notes will be our senior obligations and will rank equally in right of payment with claims of our creditors that hold indebtedness or other liabilities that are not expressly subordinated to the notes. The notes will effectively be subordinated to our $800.0 million in secured loans from RBF Finance Co., our other secured indebtedness and the indebtedness and other liabilities of our subsidiaries. As of March 31, 1999, our subsidiaries had approximately $225.8 million of indebtedness, in addition to other substantial liabilities (primarily trade payables and accrued expenses).

CHANGE OF CONTROL..........  So long as the notes are rated by Standard & Poors and Moody's, we will not have to make an offer to purchase the notes upon the occurrence of a change of control unless the notes are downgraded or we are put on a negative credit watch or a default has occurred and is continuing. In these cases, we will be required to offer to repurchase all the notes at a purchase price equal to 101% of the principal amount plus accrued and unpaid interest to the date of repurchase.

COVENANTS..................  The indenture governing the notes restricts our ability, and the ability of our subsidiaries, to:

                                  - borrow money;

                                  - pay dividends on stock or purchase stock or
                                    make payments on subordinated indebtedness;

                                  - make investments;

                                  - use assets as security in other
                                    transactions;

                                  - engage in sale/leaseback transactions;

                                  - sell substantially all of its assets or
                                    merge or consolidate with other companies;

                                  - sell assets; and

                                  - enter into transactions with affiliates.

                             These limitations are subject to important qualifications and exceptions.

                                  RISK FACTORS

     See "Risk Factors" for a discussion of factors you should carefully consider before deciding whether to exchange your notes in the exchange offer.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

     The summary consolidated financial data set forth below gives effect to the merger of Falcon Drilling Company, Inc. and Reading & Bates Corporation, which occurred on December 31, 1997, under the "pooling-of-interests" method of accounting. This means that these companies are treated as if they have always been combined for accounting and financial reporting purposes. The summary consolidated financial data as of and for the three months ended March 31, 1998 and 1999 have been derived from our unaudited condensed consolidated financial statements and include all adjustments (consisting of only normal recurring adjustments) that management considers necessary for a fair presentation of the interim periods. Results of interim periods are not necessarily indicative of results for the full year. The summary financial data for the years ended December 31, 1995, 1996, 1997 and 1998 were derived from our audited consolidated financial statements, and for the year ended December 31, 1994 from the separate audited consolidated financial statements of Reading & Bates and Falcon. You should read this data together with our historical consolidated financial statements, which are incorporated by reference in this prospectus.

                                                                  THREE MONTHS
                                                                 ENDED MARCH 31,
                                                              ---------------------
                                                               1998         1999
                                                              -------     ---------
                                                              (IN MILLIONS, EXCEPT
                                                               PER SHARE AND RATIO
                                                                    AMOUNTS)
                                                                   (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Operating revenues..........................................  $279.3      $  243.8
Operating income............................................   116.8          32.7
Income from continuing operations before income tax expenses
  and minority interest.....................................   105.2           9.3
Net income(1)...............................................    69.8           1.6
Income from continuing operations per common share:
  Basic.....................................................     .42           .01
  Diluted...................................................     .42           .01
OTHER DATA:
Ratio of earnings to fixed charges(2).......................     5.3x           --
Depreciation................................................  $ 21.4      $   36.5
Capital expenditures and acquisitions.......................  $237.4      $  236.3
BALANCE SHEET DATA AS OF MARCH 31, 1999:
Working capital.............................................              $  639.1
Total assets................................................               4,442.2
Total debt..................................................               2,720.5
Stockholders' equity........................................               1,253.0

                                                                            YEARS ENDED DECEMBER 31,
                                                              -----------------------------------------------------
                                                                 1994        1995      1996       1997     1998(3)
                                                              -----------   ------   --------   --------   --------
                                                              (UNAUDITED)
                                                                     (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:
Operating revenues..........................................    $307.6      $390.3   $  609.6   $  933.0   $1,032.6
Operating income............................................      22.4        64.9      178.8      160.4      215.8
Income (loss) from continuing operations before
  extraordinary item........................................     (12.7)       23.5      106.7       29.8       91.0
Net income (loss)(1)........................................     (12.7)       26.9      106.7       (6.2)     102.8
Net income (loss) from continuing operations per common
  share:
  Basic.....................................................      (.18)        .16        .70        .18        .54
  Diluted...................................................      (.18)        .15        .67        .18        .54
OTHER DATA:
Ratio of earnings to fixed charges(2).......................        --         1.8x       3.4x       2.6x       2.0x
Depreciation and amortization...............................    $ 38.4      $ 46.9   $   62.3   $   84.7   $   97.6
Capital expenditures and acquisitions.......................     124.7       186.9      383.2      600.2    1,166.5
BALANCE SHEET DATA (END OF PERIOD):
Working capital.............................................    $  9.2      $ 57.7   $  195.3   $  (15.2)  $  175.3
Total assets................................................     810.9       946.8    1,455.8    1,933.0    3,709.3
Total debt..................................................     288.6       308.7      514.2      827.4    1,995.9
Stockholders' equity........................................     356.3       472.6      716.7      728.0    1,250.2

---------------

(1) After extraordinary gain of $3.4 million in 1995, loss from discontinued operations of $36.0 million in 1997, extraordinary loss of $24.2 million and income from discontinued operations of $36.0 million in 1998, income from discontinued operations of $8.3 million for the three months ended March 31, 1998, and extraordinary loss of $1.7 million for the three months ended March 31, 1999.

(2) For the purpose of this calculation "earnings" represents income (loss) from continuing operations before income tax expense, minority interest, and extraordinary gain, plus fixed charges exclusive of interest capitalized. "Fixed charges" consist of interest, whether expensed or capitalized, amortization of debt expense and an estimated portion of rentals representing interest expense. For the year ended December 31, 1994 and the three months ended March 31, 1999, earnings were insufficient to cover fixed charges by $3.4 million and $5.3 million, respectively. Fixed charges for the year ended December 31, 1997 and 1998 and the three months ended March 31, 1998 and 1999 exclude interest cost of $7.3 million, $22.5 million, $4.5 million and $3.7 million, respectively, related to the debt of joint venture companies guaranteed by us or our subsidiaries. Approximately $273.4 million of outstanding indebtedness at December 31, 1998 was retired with a portion of our borrowings from RBF Finance Co. and the proceeds from the sale of our $200 million senior notes. Giving effect to this retirement and assuming an average effective interest rate of approximately 11.76% on this debt and giving effect to the amortization of debt issuance costs, the pro forma ratio of earnings to fixed charges for the year ended December 31, 1998 was 1.8x and, for the three months ended March 31, 1999, earnings were insufficient to cover fixed charges by $12.3 million.

(3) Includes results of Cliffs Drilling Company, which we acquired on December 1, 1998, only for the month of December 1998 because we accounted for this acquisition under the purchase method.

              SUMMARY UNAUDITED PRO FORMA COMBINED FINANCIAL DATA

     The summary unaudited pro forma combined financial data set forth below for the year ended December 31, 1998 was derived from our historical financial statements and from the historical financial statements of Cliffs Drilling Company, which we acquired on December 1, 1998. The summary unaudited pro forma combined financial data is presented as if the acquisition of Cliffs Drilling and certain other acquisition and financing transactions were consummated at the beginning of the period. The summary unaudited pro forma combined financial data does not purport to represent what our company's and Cliffs Drilling's combined results of operations actually would have been if the acquisition of Cliffs Drilling had occurred as of the date indicated or will be for any future periods. The summary unaudited pro forma combined financial data should be read in conjunction with the unaudited pro forma condensed statement of operations and our historical financial statements, which are incorporated by reference in this prospectus.

                                                               YEAR ENDED
                                                              DECEMBER 31,
                                                                 1998(4)
                                                              -------------
                                                              (IN MILLIONS,
                                                               UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Operating revenues..........................................    $1,349.0
Operating income............................................       305.1
Income from continuing operations...........................       138.9
OTHER DATA:
EBITDA(1)...................................................    $  544.6
Ratio of EBITDA to interest expense(2)......................         6.7x
Ratio of earnings to fixed charges(3).......................         2.4x
Depreciation and amortization...............................    $  130.0

---------------

(1) "EBITDA" means income from continuing operations before extraordinary loss, interest expense, taxes, depreciation, amortization, cancellation of conversion projects and merger expenses. EBITDA should not be considered as an alternative to net income as an indicator of our operating performance, or as an alternative to cash flow as a better measure of liquidity. EBITDA measures presented may not be comparable to other similarly titled measures of other companies. We believe EBITDA is a widely accepted financial indicator of a company's ability to service debt.

(2) We believe that the ratio of EBITDA to interest expense provides an investor with information as to its current ability to meet its interest costs.

(3) For the purpose of this calculation "earnings" represent income from continuing operations before income tax expense, minority interest, and extraordinary loss, plus fixed charges exclusive of interest capitalized. "Fixed charges" consist of interest, whether expensed or capitalized, amortization of debt expense, and an estimated portion of rentals representing interest expense. Fixed charges for the year ended December 31, 1998 exclude interest cost of $22.5 million related to the debt of joint venture companies guaranteed by us or our subsidiaries.

(4) The pro forma data does not reflect any of the proceeds from our offering of the outstanding notes completed in December 1998, or the application of the net proceeds from that offering, as we used the net proceeds for general corporate purposes, including funding our deepwater construction program. Additionally, the pro forma data does not reflect the proceeds from the senior note offering completed in March 1999 or the application of the loans from RBF Finance Co. funded with the proceeds from the secured note offerings of RBF Finance Co., since we used these proceeds to repay our revolving credit facility and our short-term obligations and for general corporate purposes, including funding our deepwater construction program, and the impact of repaying the revolving credit facility and short-term obligations did not have a material effect. Likewise, the pro forma data does not reflect any proceeds from our offering in April 1999 of preferred stock and warrants since we are using these proceeds for general corporate purposes, including funding our deepwater rig construction program.

                                  RISK FACTORS

     You should carefully consider the risks described below before making an investment decision. The risks described below are not the only ones facing our company. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. The risk factors set forth below are generally applicable to the outstanding notes as well as the exchange notes.

     This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of many factors, including the risks faced by us described below and elsewhere in this prospectus.

DEPRESSED INDUSTRY CONDITIONS, COMBINED WITH OUR SUBSTANTIAL CAPITAL REQUIREMENTS, HAVE ADVERSELY AFFECTED OUR LIQUIDITY.

     We are currently constructing or significantly upgrading six wholly-owned deepwater drilling rigs and have recently completed the construction of one deepwater drilling rig. We estimate the gross capital expenditures on these projects will be approximately $1.9 billion, of which approximately $0.9 billion remains to be expended. Since May 1998, however, there has been a downturn in demand for marine drilling rigs resulting in a decline in rig utilization and dayrates. The decline has been particularly dramatic in the domestic barge and jack-up rig markets where we are one of the largest contractors. Although our operating revenues increased by $99.6 million from 1997 to 1998, on a quarterly basis during 1998 we experienced a decline in operating revenues from $279.3 million for the first quarter of 1998 to $243.8 million for the first quarter of 1999. Similarly, although our EBITDA increased by $114.5 million from 1997 to 1998, we experienced a decline in EBITDA from $136.7 million in the first quarter of 1998 to $71.5 million in the first quarter of 1999. As a result of our declining operating results, our cash flow from operations and cash on hand, including the net proceeds from our debt offering in March 1999, our borrowings from RBF Finance Co. and our preferred stock and warrant offering in April 1999, may not be sufficient to satisfy our short-term and long-term working capital needs, planned investments, capital expenditures, debt, lease and other payment obligations. Accordingly, it may be necessary for us to obtain additional capital through debt and/or equity financings to meet our currently projected obligations. We are currently evaluating two project financings to meet a portion of our additional capital requirements. There can be no assurance, however, that we can obtain these or any other additional financings or, if obtained, that they will be on favorable terms or for the amount we need. As a result of our debt offering in March 1999 and our borrowings from RBF Finance Co., we have a limited ability under our indenture covenants to incur additional recourse indebtedness and to secure that debt. In the event that we are unable to obtain the requisite financing, we would have to sell assets or terminate or suspend one or more construction projects. Termination or suspension of a project may subject us to claims for penalties or damages under the construction contracts or drilling contracts for rigs that are being constructed. Accordingly, our inability to complete such financings would have a material adverse effect on our financial condition and our ability to repay the notes.

WE ARE DEPENDENT ON THE OIL AND GAS INDUSTRY AND MARKET PRICES. DECLINES IN OIL AND GAS PRICES HAVE ADVERSELY AFFECTED OUR DAYRATES AND RIG UTILIZATION.

     We must generate substantial cash flow in order to repay the notes. The amount of cash flow we generate depends on the level of activity in offshore oil and gas exploration and development. Oil and gas prices significantly affect the level of activity in oil and gas exploration and development. These prices are volatile, and have only recently begun to show signs of recovery from declines that started in 1997. These declines have adversely affected our rig utilization and dayrates. Utilization of our domestic jack-up fleet has declined from approximately 100% in January 1998 to approximately 32% in March 1999, and dayrates on new contracts have declined from a range of $35,000 to $40,000 in January 1998 to a range of $10,000 to $13,000 at present. Dayrates for our domestic barge drilling rig fleet have not declined materially, but utilization of the fleet declined from approximately 96% in January 1998 to approximately 24% in March 1999. Our international jack-up fleet has experienced declines in utilization and dayrates since January 1998, but such declines have not been as dramatic as those experienced in the domestic jack-up fleet. If conditions in the oil and gas industry do not improve in the future, we may be unable to repay the notes.

WE HAVE A SIGNIFICANT AMOUNT OF DEBT.

     We have a significant amount of debt. At March 31, 1999, our total indebtedness was approximately $2.7 billion, which would have been 63% of our total book value capitalization, as adjusted to give effect to our preferred stock and warrant offering in April 1999. This substantial indebtedness will have important consequences to you. For example, it will:

     - make it more difficult for us to make the required payments on the notes;

     - increase our vulnerability to general adverse economic and industry conditions;

     - limit our ability to fund future capital expenditures and working capital and other general corporate requirements;

     - potentially require us to sell assets or to terminate or suspend some of our deepwater drilling construction projects;

     - limit our flexibility in planning for, or reacting to, changes in our business and our industry;

     - place us at a competitive disadvantage compared to our competitors that have less debt; and

     - limit our ability to borrow additional funds because of financial and other restrictive covenants governing our debt.

RESTRICTIONS ON OUR ABILITY TO REDEEM THE NOTES MAY LIMIT OUR FINANCIAL FLEXIBILITY.

     We are subject to restrictions with respect to the notes that may limit our flexibility in structuring or refinancing existing or future debt. We may redeem the notes, but only upon payment of a make-whole premium. As of March 31, 1999 we had $1.3 billion of indebtedness with maturity dates on or prior to the maturity of the notes. These substantial repayment obligations may adversely affect our ability to refinance the notes at maturity.

WE HAVE COMMITTED SIGNIFICANT RESOURCES TO THE DEEPWATER DRILLING MARKET.

     We have committed significant financial resources to the deepwater drilling market through our deepwater rig construction projects. The cost of these projects will exceed the cash flow from the contractual commitments that we have for these projects. If the deepwater market continues to weaken, we may not be able to obtain contracts for the use of the contracted rigs once the initial contracts expire, and any renewals may be at lower dayrates and for shorter terms than those in the initial contracts. For the periods during which we are obligated to use the Deepwater Frontier, we will be obligated to pay the full dayrate of $165,000 to the limited liability company that owns this rig, without regard to whether we have a customer for this rig. These developments would result in reduced cash flows and profitability, and adversely affect our ability to repay the notes.

MOST OF THE FUNDS TO PAY OUR DEBT OBLIGATIONS WILL COME FROM OUR SUBSIDIARIES, AND YOUR RIGHT TO RECEIVE PAYMENT ON THE NOTES IS JUNIOR TO THE INDEBTEDNESS OF OUR NON-GUARANTOR SUBSIDIARIES.

     Most of our operating income and cash flow from operations is generated by our subsidiaries. We expect that funds necessary to meet our debt service obligations will be provided primarily by distributions or advances from our subsidiaries. Our ability to obtain cash from our subsidiaries to meet our debt service obligations, including the payment of principal and interest on the notes, may be limited by contractual and legal restrictions on our subsidiaries and by their financial condition and requirements for cash to conduct their operations.

     None of our subsidiaries currently guarantee the notes. Our subsidiaries will not be obligated with respect to the notes unless any subsidiary guarantees any of our indebtedness on or after the date the notes were issued. If this occurs, the subsidiary will be obligated to equally and ratably guarantee the notes. Because our subsidiaries do not guarantee the notes, the claims of creditors of our subsidiaries effectively have priority on the assets and earnings of the subsidiaries over the claims of the holders of the notes. If any subsidiary is required to guarantee the notes in the future, its guarantee will be subordinate to any secured indebtedness of the subsidiary to the extent of the value of the collateral securing the indebtedness.

     In the event of an insolvency, liquidation or reorganization of any of our subsidiaries, any creditors of the subsidiary, including trade creditors, would be entitled to payment in full from the assets of the subsidiary before we, as a stockholder, would be entitled to receive any distribution from the subsidiary. As of March 31, 1999, our subsidiaries had approximately $225.8 million of indebtedness, in addition to other substantial liabilities (primarily trade payables and accrued expenses). All of this indebtedness and these other liabilities effectively ranks senior to the notes.

YOUR RIGHT TO RECEIVE PAYMENT ON THE NOTES IS JUNIOR TO OUR SECURED
INDEBTEDNESS.

     We have $800 million of secured indebtedness under our loan agreements with RBF Finance Co. that is secured by liens on ten drilling rigs or construction contracts for rigs. Accordingly, RBF Finance Co. has claims on these drilling rigs that are prior to your claims as the holders of the notes. If we default in paying the notes or if we declare or undergo bankruptcy, liquidation or reorganization, these assets will be applied to satisfy our obligations for the secured indebtedness before any payment from these assets could be used to pay the notes. This means that the secured indebtedness will be senior to the notes to the extent that the value of the collateral is adequate to satisfy the secured indebtedness.

OUR CUSTOMERS MAY SEEK TO CANCEL OR RENEGOTIATE CONTRACTS DURING DEPRESSED MARKET CONDITIONS.

     During depressed market conditions like those we are currently experiencing, a customer may no longer need a rig, or may be able to obtain a comparable rig at a lower dayrate. As a result, customers may pressure us to renegotiate the terms of existing contracts. In addition, customers may seek to avoid their obligations under existing drilling contracts. Since December 1998, customers have cancelled a number of contracts within the drilling industry, including the contract for our Jack Bates semisubmersible rig, primarily based on alleged performance breaches by the drilling contractors. Our customers for our drillship Peregrine VII and our semisubmersible Falcon 100 recently cancelled their contracts with us because of our late delivery of these rigs. If our customers cancel some of our significant contracts, it could have a material adverse effect on our financial condition and our ability to meet our obligations under the notes.

OUR CUSTOMERS MAY CANCEL THEIR DEEPWATER CONTRACTS IF WE EXPERIENCE OPERATIONAL PROBLEMS.

     The deepwater market requires the use of floating rigs utilizing more sophisticated technologies than those of the bottom-supported rigs that previously constituted the majority of our fleet. We and other drilling contractors have experienced problems with the new generation of subsea and related systems designed for drilling in deeper waters. If this equipment fails to function properly, the rig cannot engage in drilling operations. If we encounter these or other operational problems on our deepwater rigs, we will lose revenues, and our customers may have the right to terminate the drilling contracts. The likelihood that a customer may seek to terminate a contract for operational problems is increased during market downturns like the one we are currently experiencing. If our customers cancel some of our significant contracts, it could have a material adverse effect on our financial condition and our ability to meet our obligations under the notes.

OUR CONSTRUCTION AND UPGRADE PROJECTS ARE SUBJECT TO DELAYS AND COST OVERRUNS.

     Our deepwater rig construction and upgrade projects are subject to delays and cost overruns from (1) delays in equipment deliveries, (2) unforeseen engineering problems, (3) work stoppages, (4) weather interference, (5) unanticipated cost increases and (6) shortages of materials or skilled labor. Our conversion projects are particularly susceptible to cost overruns and delays due to the engineering and construction uncertainties inherent in conversion projects. The customers for our drillship Peregrine VII and semisubmersible Falcon 100 have cancelled their drilling contracts due to late delivery of these rigs.

We will be subject to late delivery penalties to our customer for our drillship Peregrine IV, and our drilling contract for this rig gives the customer cancellation rights if delivery is delayed significantly. We may also be subject to late delivery penalties under the recently cancelled contract for our semisubmersible Falcon 100. We have recently extended the delivery dates for, and increased our estimated costs of, several of our deepwater rig projects. Any additional cost overruns or delays will adversely affect our financial condition and results of operations and make it more difficult for us to make the required payments on the notes.

REDUCED DAYRATES RESULTING FROM COMPETITION ADVERSELY EFFECT OUR RESULTS OF OPERATIONS BECAUSE WE CANNOT SIGNIFICANTLY REDUCE OUR OPERATING COSTS.

     The marine drilling market is highly competitive and no one competitor is dominant. During periods when the supply of rigs exceeds demand, as it currently does, this competition results in significant downward pressure on the dayrates at which we can contract our rigs. Because our rig operating costs cannot be materially reduced, any reduction in dayrates adversely affects our results of operations.

WE ARE SUBJECT TO OPERATIONAL RISKS.

     Our operations are subject to the hazards inherent in the marine drilling business. These include (1) blowouts, (2) craterings, (3) fires, (4) collisions,
(5) capsizings and (6) adverse weather. These hazards could result in substantial damage to the environment, personal injury and loss of life, suspension of drilling operations or damage to property and producing formations. We may incur substantial liabilities or losses as a result of these hazards. While we maintain insurance protection against some of these risks, and seek to obtain indemnity agreements from our customers requiring the customers to hold us harmless in the event of loss of production, reservoir damage or liability for pollution that originates below the water surface, our insurance or contractual indemnity protection may not be sufficient to protect us under all circumstances or against all hazards.

WE CONDUCT TURNKEY DRILLING OPERATIONS.

     We conduct most of our drilling services under daywork drilling contracts where the customer pays for the period of time required to drill or workover a well. We expect to provide an increasing portion of our services under turnkey drilling contracts. Under turnkey drilling contracts, we contract to drill a well to a contract depth under specified conditions for a fixed price. Our risks under a turnkey drilling contract are substantially greater than on a well drilled on a daywork basis because we assume most of the risks associated with drilling operations generally assumed by the operator in a daywork contract, including (1) risk of blowout, (2) loss of hole, (3) stuck drill stem, (4) lost production or damage to the reservoir, (5) machinery breakdowns, (6) abnormal drilling conditions and (7) risks associated with subcontractors' services, supplies and personnel.

WE CONDUCT FOREIGN OPERATIONS.

     We currently operate our rigs worldwide. Operations outside the United States involve additional risks, including (1) war and civil disturbances, (2) general strikes, (3) regional economic downturns and (4) foreign governmental activities that may limit or disrupt markets, restrict payments or the movement of funds, impose exchange controls or cause currency devaluations, or result in the loss of contract rights or expropriation of property.

OFFSHORE DRILLING OPERATIONS ARE SUBJECT TO GOVERNMENT REGULATION.

     A number of federal, state, local and foreign laws and regulations govern our operations. These include laws and regulations that restrict the discharge of materials into the environment or otherwise relate to the protection of the environment, the safety of our personnel and vessels and other matters. Environmental laws and regulations could impose significant liability on us for damages, clean-up costs and penalties if we spill oil or other pollutants in the course of our operations. Some of these laws impose liability without regard to negligence or fault. Environmental and other laws and regulations may increase our costs of doing business, discourage our customers from exploring for oil and gas and reduce demand for our services.

THERE IS NO ESTABLISHED MARKET FOR THE NOTES.

     The notes that are currently outstanding have not been registered under the Securities Act or any state securities law. Therefore, these notes may not be offered or sold except under an effective registration statement or an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and any applicable state securities laws.

     Although the exchange notes may be resold or otherwise transferred by holders who are not affiliates of our company without compliance with the registration requirements under the Securities Act, they will be new securities for which there is currently no established trading market. We do not intend to apply for listing of the exchange notes on a national securities exchange or for quotation of the exchange notes on an automated dealer quotation system. The liquidity of any market for the exchange notes will depend upon the number of holders of the exchange notes, the interest of securities dealers in making a market in the exchange notes and other factors. Accordingly, there can be no assurance as to the development or liquidity of any market for the exchange notes. If an active trading market for the exchange notes does not develop, the market price and liquidity of the exchange notes may be adversely affected. If the exchange notes are traded, they may trade at a discount from their face value, depending upon prevailing interest rates, the market for similar securities, our performance and other factors. The exchange notes will be eligible for trading in The PORTAL Market.

     Even though we are registering our offer of the exchange notes in the exchange offer, holders who are "affiliates" (as defined under Rule 405 of the Securities Act) of our company may publicly offer for sale or resell the exchange notes only in compliance with provisions of Rule 144 under the Securities Act.

YOUR NOTES WILL CONTINUE TO BE SUBJECT TO TRANSFER RESTRICTIONS IF YOU DO NOT EXCHANGE THEM IN THE EXCHANGE OFFER.

     If you do not exchange your notes for the exchange notes in the exchange offer, you will continue to be subject to the restrictions on transfer of your notes described in the legend on your notes. The restrictions on transfer of your outstanding notes arise because we issued the notes under exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, you may only offer or sell the currently outstanding notes if they are registered under the Securities Act and applicable state securities laws, or are offered and sold under an exemption from these registration requirements. We do not intend to register the currently outstanding notes under the Securities Act. In addition, if you exchange your notes in the exchange offer for the purpose of participating in a distribution of the exchange notes, you may be deemed to have received restricted securities and, if so, will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. To the extent the amount of the currently outstanding notes decreases because noteholders tender their notes in the exchange offer, the trading market, if any, for the currently outstanding notes after the closing of the exchange offer would be adversely affected.

                           FORWARD-LOOKING STATEMENTS

     This prospectus includes and incorporates by reference forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements also relate to our future prospects, developments and business strategies.

     These forward-looking statements are identified by their use of terms and phrases such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "plan," "predict," "project," "will," and similar terms and phrases, including references to assumptions. These statements are contained in sections entitled "Summary" and "Risk Factors," and other sections of this prospectus and in the documents incorporated by reference in this prospectus.

     These forward-looking statements involve risks and uncertainties that may cause our actual future activities and results of operations to be materially different from those suggested or described in this prospectus. These risks include: our dependence on the oil and gas industry; the effects of recent declines in oil and gas prices; our commitment to the deepwater drilling market; our ability to secure adequate financing, including financing to fund our deepwater drilling program; the risks involved in our construction and upgrade projects; competition; operational risks; risks involved in turnkey operations and foreign operations; the age of our rigs; government regulation and environmental matters; our ability to integrate and realize anticipated synergies relating to the merger with Cliffs Drilling Company; our ability to achieve and execute internal business plans; and the impact of any economic downturns and inflation.

     If one or more of these risks or uncertainties materialize, or if underlying assumptions prove incorrect, our actual results may vary materially from those expected, estimated or projected.

                               THE EXCHANGE OFFER

TERMS OF THE EXCHANGE OFFER; PERIOD FOR TENDERING OUTSTANDING NOTES

     Subject to the terms and conditions set forth in this prospectus and in the letter of transmittal, we are offering to exchange up to $200 million in aggregate principal amount of our registered 12 1/4% Senior Notes due 2006 for an equal amount of our outstanding restricted 12 1/4% Senior Notes due 2006. We will accept for exchange restricted 12 1/4% Senior Notes due 2006 which are properly tendered on or prior to the expiration date and not withdrawn as permitted below. As used in this prospectus, the term "expiration date" means 5:00 p.m., New York City time, on July 13, 1999; provided, however, that if we, in our sole discretion, have extended the period of time during which the exchange offer is open, the term "expiration date" means the latest time and date to which we extend the exchange offer.

     The outstanding notes were issued on March 26, 1999 in a private offering. As of the date of this prospectus, $200 million aggregate principal amount of restricted 12 1/4% Senior Notes due 2006 are outstanding. This prospectus and the letter of transmittal are first being sent on or about June 14, 1999, to all holders of outstanding notes known to us.

     We expressly reserve the right, at any time or from time to time, to extend the period of time during which the exchange offer is open, and thereby delay acceptance for exchange of any outstanding notes, by giving oral or written notice of such extension to the holders of outstanding notes as described below. During any extension, all outstanding notes previously tendered will remain subject to the exchange offer and may be accepted for exchange by us. We will return at no expense to the holder any outstanding notes not accepted for exchange as promptly as practicable after the expiration or termination of the exchange offer.

     Outstanding notes tendered in the exchange offer must be in denominations of principal amount of $1,000 and any integral multiple thereof.

     If any of the events specified in "-- Conditions to the Exchange Offer" should occur, we expressly reserve the right to amend or terminate the exchange offer, and not to accept for exchange any outstanding notes not already accepted for exchange. We will give oral or written notice of any extension, amendment, non-acceptance or termination to holders of outstanding notes as promptly as practicable. In the case of an extension, we will issue a press release or other public announcement no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

     Following consummation of the exchange offer, we may, in our sole discretion, commence one or more additional exchange offers to those holders of currently outstanding notes who do not exchange their notes in this exchange offer on terms which may differ from those contained in this prospectus. We may use this prospectus, as amended or supplemented from time to time, in connection with additional exchange offers. These additional exchange offers may take place from time to time until all of the currently outstanding notes have been exchanged for exchange notes.

PROCEDURES FOR TENDERING OUTSTANDING NOTES

     The tender by a holder of the outstanding notes and our acceptance of that holder's notes will constitute a binding agreement between us and that holder subject to the terms and conditions set forth in this prospectus and the accompanying letter of transmittal. Except as set forth below in the section entitled "Guaranteed Delivery Procedures", to tender in the exchange offer, a holder must transmit to U.S. Trust Company of Texas, N.A., the exchange agent, at the address set forth under "-- Exchange Agent" on or prior to the expiration date either:

     - a properly completed and duly executed letter of transmittal, including all other documents required by the letter of transmittal, or

     - if the notes are tendered under the book-entry procedures set forth below, the tendering note holder may transmit an agent's message (described below) instead of the letter of transmittal.

     In addition, on or prior to the expiration date, either:

     - the exchange agent must receive the certificates for the notes along with the letter of transmittal; or

     - the exchange agent must receive a timely confirmation of a book-entry transfer of the tendered notes into the exchange agent's account at The Depository Trust Company according to the procedure for book-entry transfer described below, along with a letter of transmittal or an agent's message in lieu of the letter of transmittal; or

     - the holder must comply with the guaranteed delivery procedures described below.

     An "agent's message" is a message, transmitted by The Depository Trust Company and received by the Exchange Agent and forming a part of the book-entry confirmation, which states that The Depository Trust Company has received an express acknowledgment from the tendering holder that the holder has received and agrees to be bound by the letter of transmittal and that we may enforce the letter of transmittal against the holder.

     The method of delivery of outstanding notes, letters of transmittal or agent's messages and all other required documents is at the election and risk of the holders. If such delivery is by mail, we recommend registered mail, properly insured, with return receipt requested. In all cases, you should allow sufficient time to assure timely delivery. Do not send letters of transmittal, agent's messages or outstanding notes to us.

     Signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed unless the outstanding notes surrendered for exchange are tendered either by a registered holder of the notes who has not completed the box entitled "Special Issuance Instructions" or "Special Delivery Instructions" on the letter of transmittal or for the account of an eligible institution. An "eligible institution" is a firm which is a member of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc. or a commercial bank or trust company having an office or correspondent in the United States. If signatures on a letter of transmittal or a notice of withdrawal are required to be guaranteed, the guarantor must be an eligible institution. If outstanding notes are registered in the name of a person other than a signer of the letter of transmittal, the outstanding notes surrendered for exchange must be endorsed by, or be accompanied by a written instrument or instruments of transfer or exchange, in satisfactory form as determined by us in our sole discretion, duly executed by the registered holder with the signature guaranteed by an eligible institution.

     We will determine all questions as to the validity, form, eligibility (including time of receipt) and acceptance of outstanding notes tendered for exchange in our sole discretion. Our determination will be final and binding. We reserve the absolute right to reject any and all tenders of outstanding notes improperly tendered or to not accept any outstanding notes which acceptance might, in our judgment or that of our counsel, be unlawful. We also reserve the absolute right to waive any defects or irregularities or conditions of the exchange offer as to any outstanding notes either before or after the expiration date (including the right to waive the ineligibility of any holder who seeks to tender outstanding notes in the exchange offer). Our interpretation of the terms and conditions of the exchange offer as to any particular outstanding notes either before or after the expiration date (including the letter of transmittal and its instructions) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of outstanding notes for exchange must be cured within such reasonable period of time as we shall determine. Neither us, the exchange agent nor any other person shall be under any duty to give notification of any defect or irregularity with respect to any tender of outstanding notes for exchange, nor shall any of them incur any liability for failure to give such notification.

     If a person other than the registered holder of outstanding notes signs the letter of transmittal, the outstanding notes must be endorsed or accompanied by appropriate powers of attorney, in either case signed exactly as the name of the registered holder that appears on the outstanding notes.

     If trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity sign the letter of transmittal or any outstanding notes or powers of attorney, such persons should so indicate when signing, and you must submit proper evidence satisfactory to us of such persons' authority to so act unless we waive this requirement.

     By tendering, each holder represents to us that, among other things, the exchange notes acquired in the exchange offer are being obtained in the ordinary course of business of the person receiving the exchange notes, whether or not the person is the holder, and that neither the holder nor any person for whom the holder is acting has any arrangement or understanding with any person to participate in the distribution of the exchange notes. In the case of a holder that is not a broker-dealer, the holder, by tendering, also represents to us that the holder is not engaged in, nor intends to engage in, a distribution of the exchange notes. If any holder or any such other person is an "affiliate," as defined under Rule 405 of the Securities Act, of our company, or is engaged in or intends to engage in or has an arrangement or understanding with any person to participate in a distribution of the exchange notes to be acquired in the exchange offer, the holder or any such other person could not rely on the applicable interpretations of the staff of the SEC and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. Each broker-dealer that receives exchange notes for its own account in exchange for outstanding notes, where the outstanding notes were acquired by that broker dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. See "Plan of Distribution." The letter of transmittal states that by acknowledging and by delivering a prospectus, a broker-dealer will not admit that it is an "underwriter" within the meaning of the Securities Act.

ACCEPTANCE OF OUTSTANDING NOTES FOR EXCHANGE; DELIVERY OF EXCHANGE NOTES

     Upon satisfaction or waiver of all of the conditions to the exchange offer, we will accept, promptly after the expiration date, all outstanding notes properly tendered and will issue the exchange notes promptly after acceptance of the outstanding notes. See "-- Conditions to the Exchange Offer." For purposes of the exchange offer, we shall be deemed to have accepted properly tendered outstanding notes for exchange when, as and if we have given oral or written notice to the exchange agent, with written confirmation of any oral notice to be given promptly thereafter.

     For each outstanding note accepted for exchange, the outstanding note holder will receive an exchange note having a principal amount and maturity equal to that of the surrendered outstanding note. Interest on the exchange notes will accrue from March 26, 1999, the original issue date of the outstanding notes. If we do not complete the exchange offer by September 22, 1999, then we are obligated to pay special interest on the outstanding notes. The special interest amount shall be, with respect to the first 90-day period, an amount equal to $0.05 per week per $1,000 principal amount of notes. The special interest amount will increase by an additional $0.05 per week per $1,000 principal amount of notes for each subsequent 90-day period until we complete the exchange offer, up to a maximum amount of

$0.50 per week per $1,000 principal amount of notes. Payments of this special interest, if any, on outstanding notes in exchange for which exchange notes were issued will be made to the persons who, at the close of business on March 1 or September 1 immediately preceding the interest payment date, are registered holders of the outstanding notes if such record date occurs prior to the exchange, or are registered holders of the exchange notes if the record date occurs on or after the date of the exchange, even if notes are cancelled after the record date and on or before the interest payment date.

     In all cases, issuance of exchange notes for outstanding notes in the exchange offer will be made only after the exchange agent timely receives either certificates for the outstanding notes or a book-entry confirmation of the outstanding notes into the exchange agent's account at The Depository Trust Company, a properly completed and duly executed letter of transmittal and all other required documents or, in the case of a book-entry confirmation, an agent's message. If for any reason set forth in the terms and conditions of the exchange offer we do not accept any tendered notes or if outstanding notes are submitted for a greater principal amount than the holder desired to exchange, we will return such unaccepted or non-exchanged outstanding notes without expense to the tendering holder (or, in the case of outstanding notes tendered by book-entry transfer into the exchange agent's account at The Depository Trust Company under the book-entry procedures described below, such unaccepted or non-exchanged outstanding notes will be credited to an account maintained with The Depository Trust Company) as promptly as practicable after the expiration or termination of the exchange offer.

BOOK-ENTRY TRANSFER

     The exchange agent will make a request to establish an account with respect to the outstanding notes at The Depository Trust Company for the exchange offer within two business days after the date of this prospectus, and any financial institution that is a participant in The Depository Trust Company's systems may make book-entry delivery of outstanding notes by causing The Depository Trust Company to transfer such outstanding notes into the exchange agent's account at The Depository Trust Company in accordance with The Depository Trust Company's procedures for transfer. However, although delivery of outstanding notes may be effected through book-entry transfer at The Depository Trust Company, the letter of transmittal or facsimile thereof, with any required signature guarantees, or an agent's message in lieu of a letter of transmittal, and any other required documents, must, in any case, be transmitted to and received by the exchange agent at one of the addresses set forth below under "-- Exchange Agent" on or prior to the expiration date or the guaranteed delivery procedures described below must be complied with.

GUARANTEED DELIVERY PROCEDURES

     If a registered holder of the outstanding notes desires to tender such outstanding notes and the outstanding notes are not immediately available, or time will not permit such holder's outstanding notes or other required documents to reach the exchange agent before the expiration date, or the procedure for book-entry transfer cannot be completed on a timely basis, a tender may be effected if:

     - the tender is made through an eligible institution;

     - prior to the expiration date, the exchange agent receives from such eligible institution a properly completed and duly executed letter of transmittal (or a facsimile thereof) and notice of guaranteed delivery, substantially in the form provided by us (by telegram, telex, facsimile transmission, mail or hand delivery), setting forth the name and address of the holder of outstanding notes and the amount of outstanding notes tendered, stating that the tender is being made thereby and guaranteeing that within three New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery, the certificates for all physically tendered outstanding notes, in proper form for transfer, or a book-entry confirmation, as the case may be, and any other documents required by the letter of transmittal will be deposited by the eligible institution with the exchange agent; and

     - the exchange agent receives the certificates for all physically tendered outstanding notes, in proper form for transfer, or a book-entry confirmation, as the case may be, and all other documents required by the letter of transmittal, within three New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery.

WITHDRAWAL RIGHTS

     You may withdraw tenders of outstanding notes at any time prior to the expiration date.

     For a withdrawal to be effective, you must send a written notice of withdrawal to the exchange agent at one of the addresses set forth below under "-- Exchange Agent." Any notice of withdrawal must specify the name of the person having tendered the outstanding notes to be withdrawn, identify the outstanding notes to be withdrawn and the principal amount of those outstanding notes, and, if certificates for outstanding notes have been transmitted, specify the name in which such outstanding notes are registered, if different from that of the withdrawing holder. If certificates for outstanding notes have been delivered or otherwise identified to the exchange agent, then, prior to the release of such certificates the withdrawing holder must also submit the serial numbers of the particular certificates to be withdrawn and a signed notice of withdrawal with signatures guaranteed by an eligible institution unless such holder is an eligible institution. If outstanding notes have been tendered under the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at The Depository Trust Company to be credited with the withdrawn outstanding notes and otherwise comply with the procedures of The Depository Trust Company. All questions as to the validity, form and eligibility (including time of receipt) of such notices will be determined by us. Our determination will be final and binding on all parties. Any outstanding notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer. Any outstanding notes which have been tendered for exchange but which are not exchanged for any reason will be returned to the holder without cost to the holder (or, in the case of outstanding notes tendered by book-entry transfer into the exchange agent's account at The Depository Trust Company under the book-entry transfer procedures described above, such outstanding notes will be credited to an account maintained with The Depository Trust Company for the outstanding notes) as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn outstanding notes may be retendered by following one of the procedures described under "-- Procedures for Tendering Outstanding Notes" above at any time on or prior to the expiration date.

CONDITIONS TO THE EXCHANGE OFFER

     Notwithstanding any other provision of the exchange offer, we shall not be required to accept for exchange, or to issue exchange notes in exchange for, any outstanding notes. We may terminate or amend the exchange offer, if at any time before the acceptance of such outstanding notes for exchange or the exchange of the exchange notes for such outstanding notes, the exchange offer is determined by us, in our sole and absolute discretion, to violate applicable law or any applicable interpretation of the staff of the SEC.

EXCHANGE AGENT

     We have appointed U.S. Trust Company of Texas, N.A., as the exchange agent for the exchange offer. All executed letters of transmittal should be directed to the exchange agent at one of the addresses set forth below. Questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for notices of guaranteed delivery should be directed to the exchange agent addressed as follows:

            By Overnight Delivery:                    By Registered or Certified Mail:
      U.S. Trust Company of Texas, N.A.              U.S. Trust Company of Texas, N.A.
 c/o United States Trust Company of New York    c/o United States Trust Company of New York
           770 Broadway, 13th Floor                            P. O. Box 843
           New York, New York 10003                            Cooper Station
     Attention: Corporate Trust Services                  New York, New York 10276
                                                    Attention: Corporate Trust Services
                by Facsimile:
                (212) 420-6211                             Confirm by Telephone:
                                                               (800) 548-6565

     DELIVERY OF THE LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE OR TRANSMISSION OF INSTRUCTIONS VIA FACSIMILE OTHER THAN AS SET FORTH ABOVE IS NOT VALID DELIVERY OF SUCH LETTER OF TRANSMITTAL.

FEES AND EXPENSES

     We will not make any payment to brokers, dealers, or others soliciting acceptances of the exchange offer.

     We will pay the estimated cash expenses to be incurred in connection with the exchange offer, which are estimated in the aggregate to be $175,000.

TRANSFER TAXES

     Holders who tender their outstanding notes for exchange will not be obligated to pay any transfer taxes in connection with the tender, except that holders who instruct us to register exchange notes in the name of, or request that outstanding notes not tendered or not accepted in the exchange offer be returned to, a person other than the registered tendering holder will be responsible for the payment of any applicable transfer tax thereon.

CONSEQUENCES OF EXCHANGING OR FAILING TO EXCHANGE OUTSTANDING NOTES

     Holders of outstanding notes who do not exchange their outstanding notes for exchange notes in the exchange offer will continue to be subject to the provisions in the indenture regarding transfer and exchange of the outstanding notes and the restrictions on transfer of such outstanding notes as set forth in the legend thereon as a consequence of the issuance of the outstanding notes under exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, the outstanding notes may not be offered or sold, unless registered under the Securities Act, except under an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. We do not currently anticipate that we will register outstanding notes under the Securities Act. See "Description of the Notes -- Registered Exchange Offer; Registration Rights."

     Based on interpretations by the staff of the SEC, as set forth in no-action letters issued to third parties, we believe that exchange notes issued in the exchange offer in exchange for outstanding notes may be offered for resale, resold or otherwise transferred by holders (other than any holder which is an "affiliate" of our company within the meaning of Rule 405 under the Securities
Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that the exchange notes are acquired in the ordinary course of the holders' business and the holders have no arrangement or understanding with any person to participate in the distribution of the exchange notes. However, we do not intend to request the SEC to consider, and the SEC has not considered, the exchange offer in the context of a no-action letter and we cannot guarantee that the staff of the SEC would make a similar determination with respect to the exchange offer as in these other circumstances.

     Each holder, other than a broker-dealer, must acknowledge that it is not engaged in, and does not intend to engage in, a distribution of exchange notes and has no arrangement or understanding to participate in a distribution of exchange notes. If any holder is an affiliate of our company, is engaged in or intends to engage in or has any arrangement or understanding with respect to the distribution of the exchange notes to be acquired in the exchange offer, that holder:

     - could not rely on the applicable interpretations of the staff of the SEC, and

     - must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

     Each broker-dealer that receives exchange notes for its own account in exchange for outstanding notes, where the outstanding notes were acquired by the broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. See "Plan of Distribution."

     In addition, to comply with state securities laws, the exchange notes may not be offered or sold in any state unless they have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with. The offer and sale of the exchange notes to "qualified institutional buyers" (as such term is defined under Rule 144A of the Securities Act) is generally exempt from registration or qualification under the state securities laws. We currently do not intend to register or qualify the sale of the exchange notes in any state where an exemption from registration or qualification is required and not available.

                                USE OF PROCEEDS

     We will not receive any cash proceeds from the issuance of the exchange notes. In consideration for issuing the exchange notes as contemplated in this prospectus, we will receive in exchange outstanding notes in like principal amount. The form and terms of the exchange notes are identical in all material respects to the form and terms of the outstanding notes, except that:

     - the offering of the exchange notes has been registered under the Securities Act;

     - the exchange notes will not be subject to transfer restrictions; and

     - the holders of the exchange notes will not be entitled to registration or other rights under the registration rights agreement, including the payment of liquidated damages upon our failure to complete the exchange offer.

     The outstanding notes surrendered in exchange for exchange notes will be retired and canceled and cannot be reissued. Accordingly, issuance of the exchange notes will not result in a change in our indebtedness.

     The net proceeds from the private offering of the outstanding notes were approximately $194.3 million after deducting discounts, commissions and estimated fees and expenses. The net proceeds from the private offering have been or will be used for planned capital expenditures, working capital and other general corporate purposes.

                                 CAPITALIZATION

     The following table sets forth our unaudited consolidated capitalization as of March 31, 1999 and our unaudited consolidated capitalization as adjusted to reflect our offering of preferred stock and warrants in April 1999, and the application of the net proceeds from that offering. You should read this table along with our consolidated financial statements and the related notes that are incorporated by reference in this prospectus.

                                                                        AS OF
                                                                   MARCH 31, 1999
                                                              -------------------------
                                                                                AS
                                                                ACTUAL       ADJUSTED
                                                              -----------   -----------
                                                              (IN MILLIONS, UNAUDITED)
Cash and cash equivalents...................................   $  545.1      $  834.1
                                                               ========      ========
Current portion of long-term debt...........................        6.2           6.2
Long-term debt, excluding current portion:
  Loans from RBF Finance Co. due 2006(1)....................      400.0         400.0
  Loans from RBF Finance Co. due 2009(2)....................      400.0         400.0
  12 1/4% Senior Notes due 2006.............................      200.0         200.0
  6 1/2% Senior Notes due 2003..............................      249.2         249.2
  6 3/4% Senior Notes due 2005..............................      348.2         348.2
  6.95% Senior Notes due 2008...............................      249.2         249.2
  7 3/8% Senior Notes due 2018..............................      248.0         248.0
  9 1/8% Senior Notes due 2003..............................      100.0         100.0
  9 1/2% Senior Notes due 2008..............................      300.0         300.0
  10 1/4% Senior Notes due 2003.............................      202.4         202.4
  Other debt................................................       17.3          17.3
                                                               --------      --------
          Total long-term debt, including current portion...    2,720.5       2,720.5
                                                               --------      --------
Minority interest...........................................       44.6          44.6
                                                               --------      --------
Mandatorily redeemable preferred stock(3)...................         --         242.8
                                                               --------      --------
Stockholders' equity:
  Common stock, par value $.01 per share....................        1.9           1.9
  Capital in excess of par..................................    1,061.1       1,061.1
  Warrants(4)...............................................         --          46.2
  Retained earnings.........................................      200.7         200.7
  Other.....................................................      (10.7)        (10.7)
                                                               --------      --------
Total stockholders' equity..................................    1,253.0       1,299.2
                                                               --------      --------
Total capitalization, including short-term obligations and
  current portion of long-term debt.........................   $4,018.1      $4,307.1
                                                               ========      ========

---------------

(1) Comprised of ten tranches with interest rates of 11.02%.

(2) Comprised of ten tranches with interest rates of 11.395%.

(3) We have discounted the $300 million liquidation preference of the preferred stock by the preliminary estimated fair value of the warrants and a portion of the estimated offering costs.

(4) We have based the fair value of the warrants on our preliminary estimate, and we will finalize the fair value based on a third party appraisal.

                            DESCRIPTION OF THE NOTES

     The outstanding notes were issued under an Indenture, dated as of March 26, 1999 (the "Indenture"), between our company and the U.S. Trust Company of Texas, N.A., as Trustee (the "Trustee"). Upon the issuance of the exchange notes the Indenture will be subject to and governed by the Trust Indenture Act of 1939.

     The following is a summary of the material provisions of the Indenture and the notes. It does not state these provisions in their entirety. You should read the Indenture because it, and not this description, defines your rights as holders of the exchange notes. Capitalized terms used in this description and not otherwise defined have the meanings set forth in the section
"-- Definitions." These definitions apply only to this section of this prospectus. As used in this section only, references to "we," "us" and the "Company" refer to R&B Falcon Corporation and exclude our Subsidiaries. Unless otherwise indicated, references to the "notes" shall include the outstanding notes and the exchange notes.

TERMS OF THE NOTES

     The exchange notes will be our general unsecured obligations, are limited to $200.0 million in aggregate principal amount and will mature on March 15, 2006. The exchange notes will bear interest at the rate per annum of 12 1/4% from the date of original issuance of the outstanding notes, or from the most recent date to which interest has been paid or provided for. Interest shall be payable semiannually to Holders of record at the close of business on the March 1 or September 1 immediately preceding the interest payment date on March 15 and September 15 of each year, commencing September 15, 1999. Interest will be computed on the basis of a 360-day year of twelve 30-day months.

     The interest rate on the outstanding notes will increase if we do not complete the exchange offer by September 22, 1999. See "-- Registered Exchange Offer; Registration Rights."

     The exchange notes will be issued only in fully registered form, without coupons, in denominations of $1,000 and any integral multiple of $1,000. No service charge shall be made for any registration of transfer or exchange of the notes, but we may require payment of a sum sufficient to cover any transfer tax or other similar governmental charge payable in connection therewith.

     Our Subsidiaries currently have no direct obligation to pay amounts due on the notes. However, if a Restricted Subsidiary guarantees any of our Indebtedness after the Issue Date, that Restricted Subsidiary will be obligated to guarantee (a "Subsidiary Guarantee") the notes.

REDEMPTIONS

     Optional Redemption. The exchange notes will be redeemable at our option, at any time in whole or from time to time in part upon not less than 30 and not more than 60 days' prior notice mailed by first class mail to each Holder's registered address appearing in the register for the notes, on any date prior to maturity at a price equal to 100% of the principal amount thereof plus accrued and unpaid interest (including Special Interest, if any) to the redemption date (subject to the right of Holders of record on the relevant record date to receive interest due on an interest payment date that is on or prior to the redemption date) plus the Make-Whole Premium applicable to the notes. In no event will the redemption price ever be less than 100% of the principal amount of the notes plus accrued and unpaid interest (including Special Interest, if any) to the redemption date.

     The amount of the Make-Whole Premium with respect to any notes (or portion thereof) to be redeemed will be equal to the excess, if any, of:

          (a) the sum of the present values, calculated as of the redemption date, of:

             (1) each interest payment that, but for such redemption, would have been payable on the notes (or portion thereof) being redeemed on each interest payment date occurring after the redemption date (excluding any accrued and unpaid interest for the period prior to the redemption date); and

             (2) the principal amount that, but for such redemption, would have been payable at the final maturity of the notes (or portion thereof) being redeemed, over

          (b) the principal amount of the notes (or portion thereof) being redeemed.

     The present values of interest and principal payments referred to in clause
(a) above will be determined in accordance with generally accepted principles of financial analysis. Such present values will be calculated by discounting the amount of each payment of interest or principal from the date that each such payment would have been payable, but for the redemption, to the redemption date at a discount rate equal to the Treasury Rate (as defined below) plus 50 basis points.

     The Make-Whole Premium will be calculated by the Independent Investment Banker. For purposes of determining the Make-Whole Premium, "Treasury Yield" means a rate of interest per annum equal to the weekly average yield to maturity of United States Treasury Notes that have a constant maturity that corresponds to the remaining term to maturity of the notes, calculated to the nearest
1/12th of a year (the "Remaining Term"). The Treasury Yield will be determined as of the third business day immediately preceding the applicable redemption date.

     The weekly average yields of United States Treasury Notes will be determined by reference to the most recent statistical release published by the Federal Reserve Bank of New York and designated "H.15(519) Selected Interest Rates" or any successor release (the "H.15 Statistical Release"). If the H.15 Statistical Release sets forth a weekly average yield for United States Treasury Notes having a constant maturity that is the same as the Remaining Term, then the Treasury Yield will be equal to such weekly average yield. In all other cases, the Treasury Yield will be calculated by interpolation, on a straight-line basis, between the weekly average yields on the United States Treasury Notes that have a constant maturity closest to and greater than the Remaining Term and the United States Treasury Notes that have a constant maturity closest to and less than the Remaining Term (in each case as set forth in H.15 Statistical Release). Any weekly average yields so calculated by interpolation will be rounded to the nearest 1/100th of 1%, with any figure of 1/200 of 1% or above being rounded upward. If weekly average yields for United States Treasury Notes are not available in comparable the H.15 Statistical Release or otherwise, then the Treasury Yield will be calculated by interpolation of comparable rates selected by the Independent Investment Banker.

     Selection of Notes for Redemption. In the case of any partial redemption, selection of the notes for redemption will be made by the Trustee on a pro rata basis, by lot or by such other method as the Trustee in its sole discretion shall deem to be fair and appropriate, although no note of $1,000 in then outstanding principal amount or less shall be redeemed in part. If any note is to be redeemed in part only, the notice of redemption relating to such note shall state the portion of the principal amount thereof to be redeemed. A note in principal amount equal to the unredeemed portion thereof will be issued in the name of the holder thereof upon cancellation of the original note.

SUBSIDIARY GUARANTEES

     If a Restricted Subsidiary is required to become a Subsidiary Guarantor, it will irrevocably and unconditionally guarantee on a joint and several, senior unsecured basis our obligations for payment of the principal of, and premium, if any and interest (including Special Interest, if any) on the notes, the other Subsidiary Guarantors' obligations for payment of all sums of money payable under the Subsidiary Guarantees and performance of all other provisions contained in the Indenture (collectively, the "Obligations"). See
"-- Covenants -- Future Subsidiary Guarantors." Each Subsidiary Guarantee will be limited in amount to an amount not to exceed the maximum amount that can be guaranteed by the applicable Subsidiary Guarantor without rendering the applicable Subsidiary Guarantee voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally or otherwise being void, voidable or unenforceable under any bankruptcy, reorganization, insolvency, liquidation or other similar legislation or legal principles under any applicable foreign law. Each Subsidiary Guarantor that makes a payment or a distribution under its Subsidiary Guarantee shall be entitled to a contribution from each other Subsidiary Guarantor in a pro rata amount based upon the Adjusted Net Assets of each other Subsidiary Guarantor. If a Subsidiary Guarantee were to be rendered voidable, it could be subordinated by a court to all other indebtedness (including guarantees and other contingent liabilities) of the applicable Subsidiary Guarantor, and, depending on the amount of such indebtedness, a Subsidiary Guarantor's liability on its Subsidiary Guarantee could be reduced to zero.

     Upon the sale or other disposition (by merger or otherwise) of all the Capital Stock of a Subsidiary Guarantor or the sale or disposition of all or substantially all the assets of a Subsidiary Guarantor (in each case other than to us or an Affiliate of ours) permitted by the Indenture and the application of such proceeds as described under "-- Covenants -- Limitation on Asset Sales," such Subsidiary Guarantor will be released and relieved from all its obligations under its Subsidiary Guarantee; provided that any such release shall occur only to the extent that all Obligations of such Subsidiary Guarantor under all of its guarantees of, and under all of its pledges of assets or other security interests which secure, our other Indebtedness shall also terminate or be released upon such sale or other disposition. Each Subsidiary Guarantor that is designated as an Unrestricted Subsidiary in accordance with the Indenture shall be released from its Subsidiary Guarantee and the related Obligations set forth in the Indenture so long as it remains an Unrestricted Subsidiary.

     The Indenture provides that any Subsidiary Guarantee by a Subsidiary Guarantor shall be automatically and unconditionally released and discharged, as evidenced by a supplemental indenture executed by us, the Subsidiary Guarantors, if any, and the Trustee, upon the release or discharge of the guarantee which resulted in the creation of such Restricted Subsidiary's Guarantee and all other guarantees of the Obligations of any Obligor on the notes, except a discharge or release by, or as a result of, payment under such guarantee.

RANKING

     The indebtedness evidenced by the outstanding notes is, and the indebtedness evidenced by the exchange notes will be, our senior unsecured obligations. The notes rank equally in right of payment with all of our existing and future indebtedness and other liabilities that are not expressly subordinated by their express terms to the outstanding notes and are senior in right of payment to all of our Indebtedness that is so subordinated. The exchange notes will be our general, unsecured obligations. Therefore, claims of the holders of the outstanding notes will be effectively subordinate to claims of our secured creditors to the extent of the value, priority and validity of the Liens securing such Indebtedness, including the $800 million aggregate principal amount of Indebtedness evidenced by the loans of RBF Finance Co.

     The exchange notes will be effectively subordinated to claims of creditors (other than us or any Subsidiary Guarantors) of our Subsidiaries other than any Subsidiary Guarantors. Claims of creditors (other than us or a Subsidiary Guarantor) of such Subsidiaries, including trade creditors, tort claimants, secured creditors, taxing authorities and creditors holding guarantees, will generally have priority as to assets of such Subsidiaries over our claims and equity interests and/or those of the Subsidiary Guarantors and, thereby indirectly, the holders of our or the Subsidiary Guarantors' indebtedness, as applicable, including the notes and the Subsidiary Guarantees. Under limited circumstances the Indenture permits the creation of, or the designation of existing Subsidiaries as Unrestricted Subsidiaries. The outstanding notes are, and the exchange notes will be, effectively subordinated to claims of creditors (other than us or a Subsidiary Guarantor) of any Unrestricted Subsidiaries.

     Any Subsidiary Guarantee will be the senior unsecured obligation of the applicable Subsidiary Guarantor, and will rank (i) equally in priority of payment with all other Indebtedness and other liabilities of such Subsidiary Guarantor that are not subordinated by their express terms to such Subsidiary Guarantee, and (ii) senior in priority of payment to all other Indebtedness of such Subsidiary Guarantor that by its terms is subordinated or junior in right of payment to such Subsidiary Guarantee. However, the

Subsidiary Guarantees will be effectively subordinated to secured Indebtedness of the Subsidiary Guarantors to the extent of the value of the assets securing such Indebtedness. In the event of a bankruptcy, liquidation or reorganization of a Subsidiary Guarantor, the assets of such Subsidiary Guarantor securing such secured Indebtedness will be available to satisfy obligations with respect to such secured Indebtedness before any payment from those assets could be made on the notes or the Subsidiary Guarantees.

     Although the Indenture limits our or any Restricted Subsidiary's ability to incur Indebtedness, such limitation is subject to a number of significant qualifications. Moreover, the Indenture does not impose any limitation on our or our Restricted Subsidiary's ability to incur liabilities that are not considered Indebtedness under the Indenture. Our operations are to a significant extent conducted through our Subsidiaries and, therefore, we are dependent upon those entities to meet our obligations. If our assets and cash flow are insufficient to meet the obligations under the notes, our claims will be effectively subordinated to the claims of creditors (including trade creditors, tort claimants, taxing authorities and other creditors) of our Subsidiaries. As of March 31, 1999, our Subsidiaries had approximately $225.8 million of Indebtedness outstanding on a combined consolidated basis, excluding indebtedness owed to us.

BOOK-ENTRY, DELIVERY, FORM AND TRANSFER

     The exchange notes initially will be in the form of one or more registered global notes without interest coupons (collectively, the "Global Notes"). Upon issuance, the Global Notes will be deposited with the Trustee, as custodian for The Depository Trust Company, in New York, New York, and registered in the name of The Depository Trust Company or its nominee, in each case for credit to the accounts of The Depository Trust Company's Direct and Indirect Participants (as defined below). All registered global notes are referred to in this section collectively as "Global Notes."

     Transfer of beneficial interests in any Global Notes will be subject to the applicable rules and procedures of The Depository Trust Company and its Direct or Indirect Participants (including, if applicable, those of Euroclear and Cedel), which may change from time to time.

     The Global Notes may be transferred, in whole and not in part, only to another nominee of The Depository Trust Company or to a successor of The Depository Trust Company or its nominee in limited circumstances. Beneficial interests in the Global Notes may be exchanged for notes in certificated form in limited circumstances. See "-- Transfers of Interests in Global Notes for Certificated Notes." Initially, the Trustee will act as Paying Agent and Registrar. The notes may be presented for registration of transfer and exchange at the offices of the Registrar.

  Depositary Procedures

     The Depository Trust Company has advised us that it is a limited-purpose trust company created to hold securities for its participating organizations (collectively, the "Direct Participants") and to facilitate the clearance and settlement of transactions in those securities between Direct Participants through electronic book-entry changes in accounts of Participants. The Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations, including Euroclear and Cedel. Access to The Depository Trust Company's system is also available to other entities that clear through or maintain a direct or indirect, custodial relationship with a Direct Participant (collectively, the "Indirect Participants").

     Under the Depository Trust Company's procedures, (i) upon deposit of the Global Notes representing the exchange notes, The Depository Trust Company will credit the accounts of the Direct Participants designated by the Exchange Agent with the appropriate portions of the principal amount of the Global Notes, and
(ii) The Depository Trust Company will maintain records of the ownership interests of such Direct Participants in the Global Notes and the transfer of ownership interests by and between Direct Participants. The Depository Trust Company will not maintain records of the ownership interests of, or the transfer of ownership interests by and between, Indirect Participants or other owners of beneficial interests in the Global Notes. Direct Participants and Indirect Participants must maintain their own records of the ownership interests of, and the transfer of ownership interests by and between, Indirect Participants and other owners of beneficial interests in the Global Notes.

     Investors in the Global Notes may hold their interests in the Global Notes directly through The Depository Trust Company, if they are Direct Participants in The Depository Trust Company, or indirectly through organizations that are Direct Participants in The Depository Trust Company, or directly through Euroclear or Cedel or indirectly through organizations that are participants in Euroclear or Cedel. Morgan Guaranty Trust Company of New York, Brussels office, is the operator and depositary of Euroclear and Citibank, N.A. is the operator and depositary of Cedel (each, a "Nominee" of Euroclear and Cedel, respectively). Therefore, they will each be recorded on The Depository Trust Company's records as the holders of all ownership interests held by them on behalf of Euroclear and Cedel, respectively. Euroclear and Cedel will maintain on their records the ownership interests and transfer of ownership interests by and between, their own customer's securities accounts. The Depository Trust Company will not maintain records of the ownership interests of, or the transfer of ownership interests by and between, customers of Euroclear or Cedel. All ownership interests in any Global Notes, including those of customers' securities accounts held through Euroclear or Cedel, may be subject to the procedures and requirements of The Depository Trust Company.

     The laws of some states in the United States require that some types of security holders take physical delivery in definitive, certificated form, of securities that they own. This may limit or curtail the ability to transfer beneficial interests in a Global Note to these persons. Because The Depository Trust Company can act only on behalf of Direct Participants, which in turn act on behalf of Indirect Participants and others, the ability of a person having a beneficial interest in a Global Note to pledge such interest to persons or entities that are not Direct Participants in The Depository Trust Company, or to otherwise take actions in respect of such interests, may be affected by the lack of physical certificates evidencing such interests.

     Except as described in "-- Transfers of Interests in Global Notes for Certificated Notes," owners of beneficial interests in the Global Notes will not have the exchange notes registered in their names, will not receive physical delivery of the exchange notes in certificated form and will not be considered the registered owners or Holders thereof under the Indenture for any purpose.

     Under the terms of the Indenture, we and the Trustee will treat the persons in whose names the exchange notes are registered (including the exchange notes represented by Global Notes) as the owners thereof for the purpose of receiving payments and for any and all other purposes whatsoever. Payments in respect of the principal, premium, Special Interest, if any, and interest on Global Notes registered in the name of The Depository Trust Company or its nominee will be payable by the Trustee to The Depository Trust Company or its nominee as the registered holder under the Indenture. Consequently, neither we, the Trustee nor any of our agents or the Trustee's agents has or will have any responsibility or liability for (i) any aspect of The Depository Trust Company's records or any Direct Participant's or Indirect Participant's records relating to or payments made on account of beneficial ownership interests in the Global Notes or for maintaining, supervising or reviewing any of The Depository Trust Company's records or any Direct Participant's or Indirect Participant's records relating to the beneficial ownership interests in any Global Note or (ii) any other matter relating to the actions and practices of The Depository Trust Company or any of its Direct Participants or Indirect Participants.

     The Depository Trust Company has advised us that its current payment practice (for payments of principal, interest and the like) with respect to securities such as the exchange notes is to credit the accounts of the relevant Direct Participants with such payment on the payment date in amounts proportionate to such Participant's respective ownership interests in the Global Notes as shown on The Depository Trust Company's records. Payments by Direct Participants and Indirect Participants to the beneficial owners of the exchange notes will be governed by standing instructions and customary practices between them and will not be the responsibility of The Depository Trust Company, the Trustee, or us. Neither we nor the Trustee will be liable for any delay by The Depository Trust Company or its Direct Participants or Indirect Participants in identifying the beneficial owners of the exchange notes and we and the Trustee may conclusively rely on and will be protected in relying on instructions from The Depository Trust Company or its nominee as the registered owner of the exchange notes for all purposes.

     The Global Notes will trade in The Depository Trust Company's Same-day Funds Settlement System and, therefore, transfers between Direct Participants in The Depository Trust Company will be effected in accordance with The Depository Trust Company's procedures, and will be settled in immediately available funds. Transfers between Indirect Participants (other than Indirect Participants who hold an interest in the exchange notes through Euroclear or Cedel) who hold an interest through a Direct Participant will be effected in accordance with the procedures of such Direct Participant but generally will settle in immediately available funds. Transfers between and among Indirect Participants who hold interest in the exchange notes through Euroclear and Cedel will be effected in the ordinary way in accordance with their respective rules and operating procedures.

     Subject to compliance with the transfer restrictions applicable to the exchange notes described herein, crossmarket transfers between Direct Participants in The Depository Trust Company, on the one hand, and Indirect Participants who hold interests in the exchange notes through Euroclear or Cedel, on the other hand, will be effected by Euroclear or Cedel's respective nominee through The Depository Trust Company in accordance with The Depository Trust Company's rules on behalf of Euroclear or Cedel; however, delivery of instructions relating to cross-market transactions must be made directly to Euroclear or Cedel, as the case may be, by the counterparty in accordance with the rules and procedures of Euroclear or Cedel and within their established deadlines (Brussels time for Euroclear and UK time for Cedel). Indirect Participants who hold interest in the exchange notes through Euroclear and Cedel may not deliver instructions directly to Euroclear's or Cedel's Nominee. Euroclear or Cedel will, if the transaction meets its settlement requirements, deliver instructions to its respective Nominee to deliver or receive interests on Euroclear's or Cedel's behalf in the relevant Global Note in The Depository Trust Company, and make or receive payment in accordance with normal procedures for same-day fund settlement applicable to The Depository Trust Company.

     Because of time zone differences, the securities accounts of an Indirect Participant who holds an interest in the notes through Euroclear or Cedel purchasing an interest in a Global Note from a Direct Participant in The Depository Trust Company will be credited, and any such crediting will be reported to Euroclear or Cedel during the European business day immediately following the settlement date of The Depository Trust Company in New York. Although recorded in The Depository Trust Company's accounting records as of The Depository Trust Company's settlement date in New York, Euroclear and Cedel customers will not have access to the cash amount credited to their accounts as a result of a sale of an interest in a Global Note to a The Depository Trust Company Participant until the European business day of Euroclear or Cedel immediately following The Depository Trust Company's settlement date.

     The Depository Trust Company has advised us that it will take any action permitted to be taken by a holder of exchange notes only at the direction of one or more Direct Participants to whose accounts interests in the Global Notes are credited and only in respect of such portion of the aggregate principal amount of the exchange notes as to which such Direct Participant or Direct Participants has or have given direction. However, if there is an Event of Default under the exchange notes, The Depository Trust Company reserves the right to exchange Global Notes (without the direction of one or more of its Direct Participants) for exchange notes in certificated form, and to distribute such certificated forms of exchange notes to its Direct Participants. See "-- Transfers of Interests in Global Notes for Certificated Notes."

     Although The Depository Trust Company, Euroclear and Cedel have agreed to these procedures to facilitate transfers of interests in the Global Notes among Direct Participants, Euroclear and Cedel, they are under no obligation to perform or to continue to perform these procedures, and these procedures may be discontinued at any time. Neither we nor the Trustee will have any responsibility for the performance

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

by The Depository Trust Company, Euroclear and Cedel or their respective Direct and Indirect Participants of their obligations under the rules and procedures governing any of their operations.

     The information in this section concerning The Depository Trust Company, Euroclear and Cedel and their book-entry systems has been obtained from sources we believe to be reliable, but we take no responsibility for the accuracy thereof.

  Transfers of Interests in Global Notes for Certificated Notes

     An entire Global Note may be exchanged for definitive notes in registered certificated form without interest coupons ("Certificated Notes") if (1) The Depository Trust Company (A) notifies us that it is unwilling or unable to continue as depositary for the Global Notes and we thereupon fail to appoint a successor depositary within 90 days or (B) has ceased to be a clearing agency registered under the Exchange Act, (2) we, at our option, notify the Trustee in writing that it elects to cause the issuance of Certificated Notes or (3) there shall have occurred and be continuing a Default or an Event of Default with respect to the notes. In any such case, we will notify the Trustee in writing that, upon surrender by the Direct and Indirect Participants of their interest in such Global Note, Certificated Notes will be issued to each person that such Direct and Indirect Participants and The Depository Trust Company identify as being the beneficial owner of the related notes.

     Beneficial interests in Global Notes held by any Direct or Indirect Participant may be exchanged for Certificated Notes upon request to The Depository Trust Company, by such Direct Participant (for itself or on behalf of an Indirect Participant), to the Trustee in accordance with customary The Depository Trust Company procedures. Certificated Notes delivered in exchange for any beneficial interest in any Global Note will be registered in the names, and issued in any approved denominations, requested by The Depository Trust Company on behalf of such Direct and Indirect Participants (in accordance with The Depository Trust Company's customary procedures).

     Neither we nor the Trustee will be liable for any delay by the Holder of the notes The Depository Trust Company in identifying the beneficial owner of notes, and we and the Trustee may conclusively rely on, and will be protected in relying on, instructions from the Holder of the Global Note or The Depository Trust Company for all purposes.

  Same Day Settlement and Payment

     The Indenture requires that payments in respect of the notes represented by the Global Notes (including principal, premium, if any, interest and Special Interest, if any) be made by wire transfer of immediately available same day funds to the accounts specified by the holder of interests in such Global Notes. With respect to Certificated Notes, we will make all payments of principal, premium, if any, interest and Special Interest, if any, by wire transfer of immediately available same day funds to the accounts specified by the holders thereof or, if no such account is specified, by mailing a check to each such holder's registered address. We expect that secondary trading in the Certificated Notes will also be settled in immediately available funds.

CERTIFICATED NOTES

     The notes represented by the Global Notes are exchangeable for Certificated Notes in definitive form of like tenor as such notes in denominations of $1,000 and integral multiples thereof if (i) the Depositary notifies us that it is unwilling or unable to continue as Depositary for the Global Notes or if at any time the Depositary ceases to be a clearing agency registered under the Exchange Act, and we fail to appoint a successor Depository within 90 days of such notice, (ii) we, in our discretion, at any time determine not to have all the notes represented by the Global Notes or (iii) an Event of Default entitling the Holders of the notes to accelerate the maturity thereof has occurred and is continuing. Any Global Note that is exchangeable under the preceding sentence is exchangeable for Certificated Notes issuable in authorized denominations and registered in such names as the Depositary shall direct. Otherwise, a Global
Note is not exchangeable for Certificated Notes, except for a Global Note of the same aggregate denomination to be registered in the name of the Depositary or its nominee. Upon the transfer of a note in definitive form, such note will, unless the Global Note has previously been exchanged for notes in definitive form, be exchanged for an interest in the Global Note representing the principal amount of notes being transferred.

SAME-DAY PAYMENT

     The Indenture requires that payments in respect of notes (including principal, premium, if any, interest and Special Interest, if any) be made by wire transfer of immediately available funds to the accounts specified by the Holders thereof or, if no such account is specified, by mailing a check to each such Holder's registered address.

REGISTERED EXCHANGE OFFER; REGISTRATION RIGHTS

     We have agreed under a registration rights agreement with the initial purchaser of the notes, for the benefit of the Holders of the notes, that we will use our best efforts to cause the registration statement of which this prospectus is a part to be declared effective by August 23, 1999. Upon the effectiveness of the registration statement, we will offer the exchange notes in exchange for surrender of the outstanding notes. We will keep the exchange offer open for not less than 30 days (or longer if required by applicable law) after the date notice of the exchange offer is mailed to the Holders of the outstanding notes. For each outstanding note surrendered to us in to the exchange offer, the Holder of such outstanding note will receive an exchange note having a principal amount equal to that of the surrendered note. Interest on each exchange note will accrue from the last interest payment date on which interest was paid on the outstanding note surrendered in exchange thereof or, if no interest has been paid on such outstanding note, from the date of its original issue. Under existing SEC interpretations, the exchange notes would be freely transferable by Holders other than our affiliates after the exchange offer without further registration under the Securities Act if the Holder of the exchange notes represents that it is acquiring the exchange notes in the ordinary course of its business, that it has no arrangement or understanding with any person to participate in the distribution of the exchange notes and that it is not an affiliate of our Company, as such terms are interpreted by the SEC; provided, however, that broker-dealers ("Participating Broker-Dealers") receiving exchange notes in the Registered Exchange Offer will have a prospectus delivery requirement with respect to resales of such exchange notes. The SEC has taken the position that Participating Broker-Dealers may fulfill their prospectus delivery requirements with respect to exchange notes (other than a resale of an unsold allotment from the original sale of the outstanding notes) with this prospectus. Under the registration rights agreement, we are required to allow Participating Broker-Dealers and other persons, if any, with similar prospectus delivery requirements to use this prospectus in connection with the resale of such exchange notes.

     A Holder of outstanding notes who wishes to exchange those notes for exchange notes in the exchange offer must represent that it will acquire the exchange notes in the ordinary course of its business and that at the time of the commencement of the exchange offer it has no arrangement or understanding with any person to participate in the distribution, within the meaning of the Securities Act, of the exchange notes. The Holder must also represent that it is not an "affiliate" of our company, as defined in Rule 405 of the Securities Act, or if it is an affiliate, that it will comply with the registration and prospectus delivery requirements of the Securities Act.

     If interpretations of the staff of the SEC do not permit us to effect the exchange offer, or if for any other reason we do not complete the exchange offer by September 22, 1999, or if the initial purchaser of the outstanding notes so requests with respect to outstanding notes not eligible to be exchanged for exchange notes in the exchange offer, or if any Holder of outstanding notes is not eligible to participate in the exchange offer or does not receive freely tradable exchange notes in the exchange offer, we will, at our cost, (1) as promptly as practicable, file a shelf registration statement covering resales of the outstanding notes or the exchange notes, as the case may be, (2) use our best efforts to cause the shelf registration statement to be declared effective under the Securities Act and (3) keep the shelf registration statement effective until the earlier of (A) the time when the outstanding notes covered by the shelf registration statement can be sold under Rule 144 without any limitations under clauses (c), (e), (f) and (h) of
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

Rule 144 and (B) March 26, 2001. If we file a shelf registration statement, we will provide to each Holder for whom we filed the shelf registration statement copies of the prospectus which is a part of the shelf registration statement, notify these Holders when the shelf registration statement has become effective and take other actions to permit unrestricted resales of the outstanding notes or the exchange notes. A Holder selling outstanding notes or exchange notes under the shelf registration statement generally would be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers, will be subject to the civil liability provisions under the Securities Act in connection with these sales and will be bound by the provisions of the registration rights agreement, including indemnification obligations. Holders of notes must deliver information to us to be used in connection with the shelf registration statement and provide comments on the shelf registration statement within specific time periods in order to have their outstanding notes included in the shelf registration statement.

     If (a) we fail to file a shelf registration statement that is required by the registration rights agreement by the required date, (b) any of the registration statements we are obligated to file under the registration rights agreement is not declared effective by the SEC by the required date (the "Effectiveness Target Date"), (c) we fail to complete the exchange offer within 30 days of the Effectiveness Target Date with respect to the registration statement, or (d) the shelf registration statement or the registration statement of which this prospectus forms a part is declared effective but then ceases to be effective or usable in connection with resales of outstanding notes or exchange notes during the period specified in the registration rights agreement (each such event referred to in clauses (a) through (d) above, a "Registration Default"), then we are obligated to pay Special Interest to each Holder of the notes to which the Registration Default applies. For the first 90-day period following a Registration Default, the Special Interest will equal $.05 per week per $1,000 principal amount of notes. The amount of the Special Interest will increase by an additional $.05 per week per $1,000 principal amount of outstanding notes for each subsequent 90-day period until all Registration Defaults have been cured, up to a maximum amount of Special Interest of $.50 per week per $1,000 principal amount of notes. We will pay all accrued Special Interest on each interest payment date to the Holders of the Global Notes by wire transfer of immediately available funds or by federal funds check and to Holders of Certificated Notes by wire transfer to the accounts specified by them or by mailing checks to their registered addresses if no such accounts have been specified. Following the cure of all Registration Defaults, the accrual of Special Interest will cease.

     If we effect the exchange offer, we will be entitled to close the exchange offer 30 days after we start the exchange offer if we have accepted all outstanding notes validly tendered under the exchange offer.

     This summary of the material provisions of the registration rights agreement is not a complete description of all the provisions of the registration rights agreement. We have filed a copy of the registration rights agreement as an exhibit to the registration statement of which this prospectus is a part.

CHANGE OF CONTROL

     Upon the occurrence of any of the following events (each a "Change of Control"), we shall make an offer to repurchase all then outstanding notes at a purchase price in cash equal to 101% of the principal amount thereof plus accrued and unpaid interest, and Special Interest, if any, to the date of purchase (subject to the right of Holders of record on the relevant record date to receive interest (including Special Interest, if any) due on the relevant interest payment date):

     - any "person" (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) is or becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that for purposes of this clause (i) such person shall be deemed to have "beneficial ownership" of all shares that any such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 50% of the total voting power of our Voting Stock;

     - during any period of two consecutive years, individuals who at the beginning of such period constituted the Board of Directors of our company (together with any new directors whose election by such Board of Directors or whose nomination for election by our shareholders was approved by a vote of 66 2/3% of our directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors then in office; and

     - the merger or consolidation of our company with or into another Person or the merger of another Person with or into our company, or the sale of all or substantially all of our assets or of the assets of our company and our Restricted Subsidiaries taken as a whole to another Person, and, in the case of any such merger or consolidation, our securities that are outstanding immediately prior to such transaction and which represent 100% of the aggregate voting power of our Voting Stock are changed into or exchanged for cash, securities or property, unless in the transaction such securities are changed into or exchanged for, in addition to any other consideration, securities of the surviving corporation that represent immediately after such transaction, at least a majority of the aggregate voting power of the Voting Stock of the surviving corporation.

     Notwithstanding the foregoing, a Change of Control shall not be deemed to have occurred if (1) the ratings assigned to the notes by Moody's and S&P prior to the announcement are not downgraded or placed on a negative credit watch by either such rating agency as a result thereof and (2) no Default has occurred and is continuing.

     Within 30 days following any Change of Control, we shall mail a notice to each Holder with a copy to the Trustee stating, among other things: (1) that a Change of Control has occurred and that such Holder has the right to require us to purchase such Holder's notes at a purchase price in cash equal to 101% of the principal amount thereof plus accrued and unpaid interest and Special Interest, if any, to the date of purchase (subject to the right of Holders of record on the relevant record date to receive interest and Special Interest, if any, on the relevant interest payment date); (2) the circumstances and relevant facts regarding such Change of Control (including information with respect to pro forma historical income, cash flow and capitalization after giving effect to such Change of Control); (3) the repurchase date (which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed); and (4) the instructions determined by us, consistent with the covenant described hereunder, that a Holder must follow in order to have its notes purchased.

     We shall comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of notes under this covenant. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the covenant described hereunder, we shall comply with the applicable securities laws and regulations and shall not be deemed to have breached our obligations under the covenant described hereunder by virtue thereof.

     The Change of Control purchase feature is solely a result of negotiations between us and the initial purchaser of the notes. We do not have any present intention to engage in a transaction involving a Change of Control, although it is possible that we could decide to do so in the future. Subject to the limitations discussed below, we could, in the future, enter into transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the Indenture, but that could increase the amount of Indebtedness outstanding at such time or otherwise affect our capital structure or credit ratings. Restrictions on our ability and the ability of our Restricted Subsidiaries to incur additional Indebtedness are contained in the covenants described under "-- Covenants -- Limitation on Indebtedness,"
"-- Limitation on Liens" and "-- Limitation on Sale/Leaseback Transactions." Such restrictions can only be waived with the consent of the Holders of a majority in aggregate principal amount of the notes then outstanding. Such provisions may not necessarily afford the Holders of the notes protection in the event of a highly leveraged transaction, including a reorganization, restructuring, merger or other similar transactions involving our company, that may adversely affect the Holders because such transactions may not involve a shift in voting power or beneficial ownership or, even if they do, may not involve a shift of the magnitude required under the definition of Change of Control to require us to make a Change of Control offer. In addition, the existence of the Holder's right to require us to repurchase such Holder's notes upon the occurrence of a Change of Control may or may not deter a third party from seeking to acquire our company in a transaction that would constitute a Change of Control.

     Our ability to repurchase notes in a Change of Control offer may be limited by a number of factors. Some of our existing debt documents contain similar change of control provisions. We will be required under the terms of those debt documents to offer to purchase any of that debt that is validly tendered in the change of offer contained in those debt documents upon a Change of Control. Future Indebtedness of our company or our Restricted Subsidiaries may also contain prohibitions on the occurrence of events that would constitute a Change of Control or require such Indebtedness to be repurchased upon a Change of Control. Finally, our ability to purchase notes following the occurrence of a Change of Control may also be limited by our then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required repurchases. If a Change of Control offer occurs at a time when we do not have sufficient available funds to pay the purchase price for all notes validly tendered in the offer, an Event of Default would occur under the Indenture. Our failure to purchase tendered notes would constitute a breach of the Indenture which could, in turn, constitute a default under other Indebtedness and could lead to the acceleration of such other Indebtedness.

     One of the events that constitutes a Change of Control under the Indenture is a sale, conveyance, lease or transfer of all or substantially all of the assets or our company and our Restricted Subsidiaries taken as a whole. The Indenture is governed by New York law, and there is no established quantitative definition under New York law of "substantially all" of the assets of a corporation. Accordingly, if we and/or our Restricted Subsidiaries were to engage in a transaction in which it or they disposed of less than all of the assets of our company and our Restricted Subsidiaries taken as a whole, a question of interpretation could arise as to whether such disposition was of "substantially all" of our or their assets, as the case may be, and whether we were required to make a Change of Control offer.

COVENANTS

  Covenant Suspension

     If at any time (1) the ratings assigned to the notes by both of the Rating Agencies are Investment Grade Ratings and (2) no Default has occurred and is continuing under the Indenture, we and our Restricted Subsidiaries will no longer be subject to the provisions of the Indenture described below under "-- Limitation on Indebtedness" and "-- Limitation on Restricted Payments" (together, the "Suspended Covenants"). If we are not subject to the Suspended Covenants for any period of time as a result of the preceding sentence and, subsequently, one or both Rating Agencies withdraws its ratings or downgrades the ratings assigned to the notes below the required Investment Grade Ratings, then we and our Restricted Subsidiaries will again be subject to the Suspended Covenants and compliance with the Suspended Covenants with respect to Restricted Payments made after the time of such withdrawal or downgrade will be calculated in accordance with the terms of the "-- Limitation on Restricted Payments" covenant as if such covenant had been in effect during the entire period of time from the date of the Indenture.

     Limitation on Indebtedness. (a) We will not, and will not permit any Restricted Subsidiary to, Incur, directly or indirectly, any Indebtedness; provided, however, that we may Incur Indebtedness if the Consolidated EBITDA Coverage Ratio at the date of such Incurrence and after giving effect thereto exceeds 2.25 to 1.0.

          (b) Notwithstanding paragraph (a), the following Indebtedness may be
     Incurred:

             (1) Indebtedness of our company under to one or more Credit Facilities (and the guarantee of such Indebtedness by Restricted Subsidiaries); provided, however, that the aggregate amount of such Indebtedness outstanding at such time shall not exceed $350 million, less any amounts derived from Asset Sales and applied to the required permanent reduction of Senior Indebtedness (and a permanent reduction of the related commitment to lend or amount available to be reborrowed in the case of a revolving credit facility) under such Credit Facilities as contemplated by the "Limitation on Asset Sales" covenant;

             (2) Indebtedness of our company or a Restricted Subsidiary owed to and held by a Restricted Subsidiary or Indebtedness of a Restricted Subsidiary owed to and held by us; provided, however, that any subsequent issuance or transfer of any Capital Stock that results in such Restricted Subsidiary to whom Indebtedness is owed ceasing to be a Restricted Subsidiary or any transfer of such Indebtedness (other than us or another Restricted Subsidiary) shall be deemed, in each case, to constitute the Incurrence of such Indebtedness;

             (3) The Subsidiary Guarantees, if any, and Indebtedness incurred in exchange for, or the proceeds of which are used to Refinance any Indebtedness permitted by this clause (3); provided, however, that (i) the principal amount of the Indebtedness so Incurred shall not exceed the principal amount of the Indebtedness so Refinanced (plus the amount of reasonable fees and expenses incurred in connection therewith, including any premium or defeasance costs) and (ii) the Indebtedness so Incurred (A) shall not mature prior to the Stated Maturity of the Indebtedness so Refinanced and (B) shall have an Average Life equal to or greater than the remaining Average Life of the Indebtedness so Refinanced;

             (4) Indebtedness of our company or any Restricted Subsidiary (other than Indebtedness described in clause (1), (2) or (3) above) (x) outstanding on the Issue Date (including without limitation, the loans from RBF Finance Co., our guarantee issued under the indenture governing RBF Finance Co.'s $800 million senior secured notes and any subsidiary guarantees issued thereunder, our 6 1/2% Senior Notes due 2003, our 6 3/4% Senior Notes due 2005, our 6.95% Senior Notes due 2008, our
        7 3/8% Senior Notes due 2018, our 9 1/8% Senior Notes due 2003, our
        9 1/2% Senior Notes due 2008 and the 10 1/4% Senior Notes due 2003 of Cliffs Drilling Company) or Incurred pursuant to agreements as in effect on the Issue Date and (y) Indebtedness Incurred in exchange for, or the proceeds of which are used to Refinance, any Indebtedness permitted by this clause (4) or permitted by clause (a) above; provided, however, that (i) the principal amount of the Indebtedness so Incurred shall not exceed the principal amount of the Indebtedness Refinanced (plus the amount of reasonable fees and expenses incurred in connection therewith, including any premium or defeasance costs); and (ii) the Indebtedness so Incurred (A) shall not mature prior to the Stated Maturity of the Indebtedness so Refinanced and (B) shall have an Average Life equal to or greater than the remaining Average Life of the Indebtedness so Refinanced;

             (5) Indebtedness of our company or any Restricted Subsidiary consisting of guarantees in connection with any synthetic lease obligations of Persons Incurred to finance the construction or upgrade of the drillship Deepwater Frontier and the drillship Deepwater Pathfinder pursuant to agreements governing such obligations;

             (6) Acquired Indebtedness of any Restricted Subsidiary in an aggregate amount not to exceed $300 million, provided that we on a pro forma basis could Incur $1.00 of additional Indebtedness under paragraph
        (a) of this covenant;

             (7) Indebtedness of our company or any Restricted Subsidiary consisting of guarantees, indemnities or obligations in respect of purchase price adjustments in connection with the acquisition or disposition of assets, including, without limitation, shares of Capital Stock;

             (8) The Incurrence by our Unrestricted Subsidiaries of Non-Recourse Indebtedness; provided, however, that if any such Indebtedness ceases to be Non-Recourse Indebtedness of any Unrestricted Subsidiary, subject to the definition of "Unrestricted Subsidiary," such event shall be deemed to constitute an incurrence of Indebtedness by a Restricted Subsidiary that was not permitted by this clause (8);

             (9) Obligations of our company or a Restricted Subsidiary under performance or surety bonds relating to building contracts for the construction of drilling rigs, drillships or similar vessels or contracts for the installation of related equipment;

             (10) Hedging Obligations; and
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

             (11) Indebtedness of our company or any Restricted Subsidiary in an aggregate principal amount which, together with all other Indebtedness of our company then outstanding (other than Indebtedness permitted by clauses (1) through (10) of this paragraph (b) or paragraph (a)) does not exceed $50.0 million.

          (c) Notwithstanding paragraphs (a) and (b), we shall not issue any Indebtedness if the proceeds thereof are used, directly or indirectly, to repay, prepay, redeem, defease, retire, refund or refinance any Subordinated Obligations unless such Indebtedness shall be subordinated to notes to at least the same extent as such Subordinated Obligations.

          (d) For purposes of determining compliance with this covenant, (i) if an item of Indebtedness meets the criteria of more than one of the types of Indebtedness described above, we, in our sole discretion, will classify the item of Indebtedness and only be required to include the amount and type of the Indebtedness in one of the above clauses and (ii) an item of Indebtedness may be divided and classified in more than one of the types of Indebtedness described above.

     Limitation on Liens. We will not, and will not permit any Restricted Subsidiary of our company to, issue, assume or guarantee any Indebtedness for borrowed money secured by any Lien on any property or asset now owned or hereafter acquired by us or such Restricted Subsidiary without making effective provision whereby any and all notes then or thereafter outstanding will be secured by a Lien equally and ratably with any and all other obligations thereby secured for so long as any such obligations shall be so secured.

     This restriction does not, however, apply to:

          (1) Liens existing on the date on which the notes are originally issued or provided for under the terms of agreements existing on such date (including liens securing the loans from RBF Finance Co.);

          (2) Liens on property securing (a) all or any portion of the cost of acquiring, constructing, altering, improving or repairing any property or assets, real or personal, or improvements used or to be used in connection with such property or (b) Indebtedness incurred by us or any Restricted Subsidiary of our company prior to or within one year after the later of the acquisition, the completion of construction, alteration, improvement or repair or the commencement of commercial operation thereof, which indebtedness is incurred for the purpose of financing all or any part of the purchase price thereof or construction or improvements thereon;

          (3) Liens securing Indebtedness owed by a Restricted Subsidiary of our company or to any other Restricted Subsidiary of our company;

          (4) Liens on property existing at the time of acquisition of such property by us or any of our Restricted Subsidiary or Liens on the property of any Person existing at the time such Person becomes our Restricted Subsidiary and, in any case, not incurred as a result of (or in connection with or in anticipation of) the acquisition of such property or such Person becoming our Restricted Subsidiary, provided that such Liens do not extend to or cover any property or assets of our company or any of its Restricted Subsidiaries other than the property encumbered at the time such property is acquired by our company or any of its Restricted Subsidiaries or such Person becomes a Restricted Subsidiary of our company and, in any case, do not secure Indebtedness with a principal amount in excess of the principal amount outstanding at such time;

          (5) Liens on any property securing (a) Indebtedness incurred in connection with the construction, installation or financing of pollution control or abatement facilities or other forms of industrial revenue bond financing or (b) Indebtedness issued or guaranteed by the United States or any State thereof or any department, agency or instrumentality of either;

          (6) any Lien extending, renewing or replacing (or successive extensions, renewals or replacements of) any Lien of any type permitted under clause (1), (2), (4) or (5) above, provided that

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

     such lien extends to or covers only the property that is subject to the Lien being extended, renewed or replaced and that the principal amount of the Indebtedness secured thereby shall not exceed the principal amount of Indebtedness so secured at the time of such extension, renewal or replacement; or

          (7) Liens (exclusive of any Lien of any type otherwise permitted under clauses (1) through (6) above) securing Indebtedness for borrowed money of ours or any Restricted Subsidiary in an aggregate principal amount which, together with the aggregate amount of Attributable Indebtedness deemed to be outstanding in respect of all Sale/Leaseback Transactions entered into pursuant to clause (1) of the covenant described under "Limitation on Sale/Leaseback Transactions" below (exclusive of any such Sale/Leaseback Transactions otherwise permitted under clauses (1) through (6) above), does not at the time such Indebtedness is incurred exceed 15% of our Consolidated Net Worth (as shown in the most recent audited consolidated balance sheet of our company and our Restricted Subsidiaries).

     Limitation on Restricted Payments. (a) We will not, and will not permit any Restricted Subsidiary, directly or indirectly, to:

          (1) declare or pay any dividend or make any distribution on or in respect of our or such Restricted Subsidiary's Capital Stock (including any payment in connection with any merger or consolidation involving us) or to the direct or indirect holders of that Capital Stock, except:

             (A) dividends or distributions payable solely in our or such Restricted Subsidiary's Non-Convertible Capital Stock or in options, warrants or other rights to purchase that Non-Convertible Capital Stock;

             (B) dividends or distributions payable to us or a Restricted Subsidiary; and

             (C) pro rata dividends or distributions on the Capital Stock of a Restricted Subsidiary held by minority stockholders (including, without limitation, minority stockholders of Arcade Drilling AS, a Norwegian corporation);

          (2) purchase, redeem or otherwise acquire or retire for value any of our Capital Stock or of any direct or indirect parent of us, or any Restricted Subsidiary (except Capital Stock held by us or a Restricted Subsidiary);

          (3) purchase, repurchase, redeem, defease or otherwise acquire or retire for value, prior to scheduled maturity, scheduled repayment or scheduled sinking fund payment, any Subordinated Obligation (other than the purchase, repurchase or other acquisition of Subordinated Obligations purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of acquisition); or

          (4) make any Investment other than a Permitted Investment (any such dividend, distribution, purchase, redemption, repurchase, defeasance, other acquisition, retirement or Investment being herein referred to as a "Restricted Payment"), if at the time we or such Restricted Subsidiary makes such Restricted Payment:

          (i) a Default shall have occurred and be continuing (or would result therefrom); or

          (ii) we would not be permitted to Incur an additional $1.00 of Indebtedness under paragraph (a) under "-- Limitation on Indebtedness" after giving pro forma effect to such Restricted Payment; or

          (iii) the aggregate amount of such Restricted Payment and all other Restricted Payments since the Issue Date would exceed the sum of:

             (A) 50% of the Consolidated Net Income accrued during the period (treated as one accounting period) from the beginning of the fiscal quarter during which the notes were originally issued to the end of the most recent fiscal quarter ending at least 45 days prior to the date of
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

        such Restricted Payment (or, in case such Consolidated Net Income shall be a deficit, minus 100% of such deficit);

             (B) 100% of the aggregate net proceeds (including the fair market value of non-cash proceeds, which shall be determined in good faith by our Board of Directors) received by us from the issue or sale of its Capital Stock (other than Redeemable Stock or Exchangeable Stock) subsequent to the Issue Date (other than an issuance or sale to a Restricted Subsidiary or an employee stock ownership plan or similar trust);

             (C) the amount by which our Indebtedness is reduced on our balance sheet upon the conversion or exchange (other than by a Restricted Subsidiary) subsequent to our Incurrence of any Indebtedness convertible or exchangeable for our Capital Stock (other than Redeemable Stock or Exchangeable Stock), less the amount of any cash, or other property, distributed by us upon such conversion or exchange;

             (D) to the extent not otherwise included in Consolidated Net Income, the net reduction in Investments in Unrestricted Subsidiaries resulting from dividends, repayments of loans or advances, or other transfers of assets, in each case to our company or any Restricted Subsidiary after the Issue Date from any Unrestricted Subsidiary or from the redesignation of an Unrestricted Subsidiary as a Restricted Subsidiary (valued in each case as provided in the definition of Investment), not to exceed in the case of any Restricted Subsidiary the total amount of Investments (other than Permitted Investments) in such Restricted Subsidiary made by us and our Restricted Subsidiaries in such Unrestricted Subsidiary after the Issue Date; and

             (E) $20.0 million.

     (b) The provisions of Section (a) shall not prohibit:

          (1) Any purchase or redemption of our Capital Stock or our Subordinated Obligations made by exchange for, or out of the proceeds of the substantially concurrent sale of, our Capital Stock (other than Redeemable Stock or Exchangeable Stock and other Capital Stock issued or sold to a Restricted Subsidiary or an employee stock ownership plan); provided, however, that (i) such purchase or redemption shall be excluded in the calculation of the amount of Restricted Payments and (ii) the Net Cash Proceeds from such sale shall be excluded from clauses (iii)(B) and
     (iii)(C) of Section (a);

          (2) Any purchase or redemption of our Subordinated Obligations made by exchange for, or out of the proceeds of the substantially concurrent sale of, our Indebtedness which is permitted to be issued under the provisions of "-- Limitation on Indebtedness" above; provided, however, that such purchase or redemption shall be excluded in the calculation of the amount of Restricted Payments;

          (3) Dividends paid within 60 days after the date of declaration if at such date of declaration such dividend would have complied with this provision; provided, however, that at the time of payment of such dividend, no other Default shall have occurred and be continuing (or would result therefrom); provided further, however, that such dividend shall be included in the calculation of the amount of Restricted Payments (unless already included in determining the amount of Restricted Payments previously made upon the declaration of such dividend); and

          (4) If we issue Preferred Stock which is Non-Convertible Capital Stock and receive at least $100.0 million of net proceeds therefrom, Dividends on such Preferred Stock in an aggregate amount not to exceed $30.0 million, provided that such Dividends constitute Restricted Payments for purposes of calculating the amount of Restricted Payments made under clause (iii) of Section (a) above.

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

     Limitation on Sale/Leaseback Transactions. We will not, and will not permit any Restricted Subsidiary to, enter into any Sale/Leaseback Transaction with any Person (other than us or a Restricted Subsidiary) unless:

          (1) we or such Restricted Subsidiary would be entitled to incur Indebtedness, in a principal amount equal to the Attributable Indebtedness with respect to such Sale/Leaseback Transaction, secured by a Lien on the property subject to such Sale/Leaseback Transaction under the covenant described under "Limitation on Liens" above without equally and ratably securing the notes pursuant to such covenant;

          (2) after the Issue Date and within a period commencing six months prior to the consummation of such Sale/Leaseback Transaction and ending six months after the consummation thereof, we or such Restricted Subsidiary shall have expended for property used or to be used in the ordinary course of our business and the business of our Restricted Subsidiaries an amount equal to all or a portion of the net proceeds of such Sale/Leaseback Transaction and we shall have elected to designate such amount as a credit against such Sale/Leaseback Transaction (with any such amount not being so designated to be applied as set forth in clause (3) below); or

          (3) during the 12-month period after the effective date of such Sale/Leaseback Transaction, we shall have applied to the voluntary defeasance or retirement of the notes or any Pari Passu Indebtedness in an amount equal to the greater of the net proceeds of the sale or transfer of the property leased in such Sale/Leaseback Transaction and the fair value, as determined by our Board of Directors, of such property at the time of entering into such Sale/Leaseback Transaction (in either case adjusted to reflect the remaining term of the lease and any amount expended by us as set forth in clause (2) above), less an amount equal to the principal amount of notes and Pari Passu Indebtedness voluntarily defeased or retired by us within such 12-month period and not designated as a credit against any other Sale/Leaseback Transaction entered into by us or any Restricted Subsidiary during such period.

     Limitation on Mergers and Consolidations. Neither we nor any Subsidiary Guarantor (other than any Subsidiary Guarantor that shall have been released from its Subsidiary Guarantee under the provisions of the Indenture) will consolidate with or merge into any Person, continue in another jurisdiction, or sell, lease, convey, transfer or otherwise dispose of all or substantially all of its assets to any Person, unless:

          (1) the Person formed by or surviving such consolidation or merger (if other than us or such Subsidiary Guarantor, as the case may be), or to which such sale, lease, conveyance, transfer or other disposition shall be made (collectively, the "Successor"), is a corporation organized and existing under the laws of the United States or any State thereof or the District of Columbia (or, alternatively, in the case of a Subsidiary Guarantor organized under the laws of a jurisdiction outside the United States, a corporation organized and existing under the laws of such foreign jurisdiction), and the Successor assumes by supplemental indenture in a form satisfactory to the Trustee all of the applicable Obligations of our company or such Subsidiary Guarantor, as the case may be, under the Indenture and the Subsidiary Guarantees;

          (2) immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing; and

          (3) in the case of our company, immediately after giving effect to such transactions, the resulting, surviving or transferee Person would be able to incur at least $1.00 of Indebtedness under paragraph (a) of the "Limitation on Indebtedness" covenant.

     SEC Reports. Notwithstanding that we may not be required to remain subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, we shall file with the SEC and provide the Trustee and Holders with such annual reports and such information, documents and other reports specified in Sections 13 and 15(d) of the Exchange Act.

     In addition, whether or not required by the rules and regulations of the SEC, we will file a copy of all such information and reports with the SEC for public availability (unless the SEC will not accept such filing). In addition, we shall furnish to the Holders and to prospective investors, upon the requests of such Holders, any information required to be delivered under Rule 144A(d)(4) under the Securities Act so long as the notes are not freely transferable under the Securities Act.

     Limitation on Restrictions on Distributions from Restricted
Subsidiaries. We shall not, and shall not permit any Restricted Subsidiary to, create or otherwise cause or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to (a) pay dividends or make any other distributions, in cash or otherwise, on its Capital Stock to us or any Restricted Subsidiary or pay any Indebtedness owed to us or any Restricted Subsidiary, (b) make any loans or advances to us or any Restricted Subsidiary or (c) transfer any of its property or assets to us or any Restricted Subsidiary, except:

          (i) any encumbrance or restriction pursuant to an agreement in effect or entered into on the Issue Date;

          (ii) any encumbrance or restriction with respect to a Restricted Subsidiary pursuant to an agreement relating to any Acquired Indebtedness or Preferred Stock Incurred by such Restricted Subsidiary on or prior to the date on which such Restricted Subsidiary became a Restricted Subsidiary or was acquired by us (other than Indebtedness or Preferred Stock Incurred as consideration in, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of related transactions in which such Restricted Subsidiary became a Restricted Subsidiary or was acquired by us or otherwise Incurred in anticipation of such acquisition) and outstanding on such date;

          (iii) any encumbrance or restriction relating to any assets acquired after the Issue Date, so long as such encumbrance or restriction relates only to the assets so acquired and is not or was not created in anticipation of such acquisition;

          (iv) any encumbrance or restriction pursuant to an agreement effecting a Refinancing of Indebtedness or Preferred Stock Incurred pursuant to an agreement referred to in clause (i), (ii) or (iii) of this covenant or this clause (iv) or contained in any amendment to an agreement referred to in clause (i), (ii) or (iii) of this covenant or this clause (iv); provided, however, that the encumbrances and restrictions with respect to such Restricted Subsidiary contained in any such refinancing agreement or amendment are in the aggregate no less favorable to the Holders of the notes than the encumbrances and restrictions with respect to such Restricted Subsidiary contained in such predecessor agreements;

          (v) any such encumbrance or restriction consisting of customary nonassignment provisions in leases governing leasehold interests or in license agreements to the extent such provisions restrict the assignment of such agreement and any rights granted or property leased thereunder;

          (vi) in the case of clause (iii) above, restrictions contained in security agreements or mortgages securing Indebtedness of a Restricted Subsidiary to the extent such restrictions restrict the transfer of the property subject to such security agreements or mortgages; and

          (vii) any temporary encumbrance or restriction with respect to a Restricted Subsidiary imposed pursuant to an agreement entered into for the sale or disposition of all or substantially all the Capital Stock or assets of such Restricted Subsidiary pending the closing of such sale or disposition.

     Nothing contained in this covenant shall prevent us or any Restricted Subsidiary from entering into any agreement permitting the incurrence of Liens otherwise permitted by "-- Covenants -- Limitation on Liens"

     Limitation on Asset Sales. We shall not, and shall not permit any of our Restricted Subsidiaries to, engage in any Asset Sales unless (i) we or the applicable Restricted Subsidiary, as the case may be, receive consideration at the time of such Asset Sale at least equal to the fair market value of the assets sold or otherwise disposed of (as determined in good faith by our Board of Directors), and (ii) at least 75% of the consideration received by us or the Restricted Subsidiary, as the case may be, from such Asset Sale at the time of such disposition shall be in the form of cash or Temporary Cash Equivalents (or the assumption of our indebtedness and liabilities or the indebtedness and liabilities of such Restricted Subsidiary and the release of our company or such Restricted Subsidiary from all liability thereon) or notes or marketable securities that are converted into cash or Temporary Cash Equivalents within 180 days after the date of such Asset Sale; provided that any Asset Sale of shares of Capital Stock of Reading & Bates Development Co. or assets owned by Reading & Bates Development Co. shall not have to comply with the provisions of this clause (ii). If we or a Restricted Subsidiary engages in an Asset Sale in compliance with the previous sentence, then we shall or shall cause a Restricted Subsidiary to apply an amount equal to such excess Net Available Cash within 360 days of the Asset Sale either (i) to repay our Senior Indebtedness of or the Senior Indebtedness of a Restricted Subsidiary (other than in each case Indebtedness owed to an Affiliate of our company), (ii) to invest in Additional Assets or (iii) treat (no later than the end of such 360-day period) such excess Net Available Cash (to the extent not applied under clauses (i) or (ii) above) as Sale Excess Proceeds.

     If, as of the first day of any calendar month, the aggregate amount of Sale Excess Proceeds exceeds 10% of our consolidated total assets, and if the excess aggregate amount of such Excess Proceeds in excess of 10% of consolidated total assets that have not previously been subject to an Excess Proceeds Offer (the "Excess Proceeds Offer Amount") totals at least $10.0 million, we must, not later than the fifteenth Business Day of such month, make an offer (an "Excess Proceeds Offer") to purchase notes from the Holders pursuant to and subject to the conditions contained in the indenture and from holders of RBF Finance Co.'s $800 million secured notes pursuant to the indenture governing those notes at a purchase price equal to 100% of their principal amount, plus any accrued interest (including Special Interest, if any) to the date of purchase and RBF Finance Co.'s secured notes at a purchase price equal to 100% of their principal amount, plus any accrued interest (including Additional Amounts and Special Interest, if any) to the date of purchase in an aggregate principal amount equal to the Excess Proceeds Offer Amount. Any amounts remaining after all of our notes and RBF Finance Co.'s secured notes validly tendered are purchased shall no longer constitute Excess Proceeds.

     We shall comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the purchase of notes in an Excess Proceeds Offer. To the extent that the provisions of any securities laws or regulations conflict with provisions in the Indenture governing Excess Proceeds Offers, we shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the covenant described hereunder by virtue thereof.

     Limitation on Asset Swaps. We will not, and will not permit any Restricted Subsidiary to, engage in any Asset Swaps, unless:

          (i) at the time of entering into the agreement with respect thereto and immediately after giving effect to the proposed Asset Swap, no Default shall have occurred and be continuing;

          (ii) the aggregate fair market values of the Additional Assets and other consideration to be received by us or the applicable Restricted Subsidiary is, at the time the Asset Swap is agreed to, substantially equal to the aggregate fair market of the property being disposed of by us or such Restricted Subsidiary (to be determined in good faith by our Board of Directors and to be evidenced by a resolution of the Board set forth in an Officer's Certificate delivered to the Trustee); and

          (iii) the cash payments, if any, received by us or such Restricted Subsidiary in connection with such Asset Swap are treated as Net Available Cash received from an Asset Sale.

     Limitation on Affiliate Transactions. (a) We shall not, and shall not permit any Restricted Subsidiary to, enter into any transaction (including the purchase, sale, lease or exchange of any property, employee compensation arrangements or the rendering of any service) with any Affiliate of our company

(an "Affiliate Transaction") unless the terms thereof (1) are no less favorable to us or such Restricted Subsidiary than those that could be obtained at the time of such transaction in arm's-length dealings with a Person who is not such an Affiliate, (2) if such Affiliate Transaction involves an amount in excess of $500,000, (i) are set forth in writing and (ii) have been approved by a majority of the members of our Board of Directors having no personal stake in such Affiliate Transaction and (3) if such Affiliate Transaction involves an amount in excess of $10.0 million, have been determined by an investment banking firm of national reputation or, in the case of the sale or transfer of assets subject to valuation, an appropriate independent qualified appraiser of national reputation, given the size and nature of the transaction, to be fair, from a financial standpoint, to us and our Restricted Subsidiaries.

     (b) The provisions of paragraph (a) shall not prohibit (i) any Restricted Payment permitted to be paid under the covenant described under "-- Limitation on Restricted Payments," (ii) any issuance of securities, or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment arrangements of our company, stock options, stock ownership and other employee benefit plans approved by our Board of Directors, (iii) the grant of stock options or similar rights to our employees, officers and directors pursuant to plans approved by its Board of Directors, (iv) loans or advances to employees in the ordinary course of business in accordance with the past practices of our company or our Subsidiaries, but in any event not to exceed $1.0 million in aggregate principal amount outstanding at any one time, (v) the payment of reasonable fees to directors of our company and our Restricted Subsidiaries who are not our employees or the employees of our Restricted Subsidiaries and (vi) any Affiliate Transaction among our company, RBF Finance Co., the Restricted Subsidiaries, Arcade Drilling AS, any entity owning or operating any of the Deepwater Pathfinder, the Deepwater Frontier or the Seillean (but only for transactions relating to such vessels) and Navis AS.

     Limitation on the Sale or Issuance of Capital Stock of Restricted Subsidiaries. We shall not sell or otherwise dispose of any Capital Stock of a Restricted Subsidiary, and shall not permit any such Restricted Subsidiary, directly or indirectly, to issue or sell or otherwise dispose of any of its Capital Stock except (i) to us or a Wholly Owned Restricted Subsidiary, (ii) if, immediately after giving effect to such issuance, sale or other disposition, neither we nor any of our Subsidiaries own any Capital Stock of such Restricted Subsidiary, (iii) to Persons who are entering into joint ventures or other similar business relationships with us or any Subsidiary other than a Subsidiary Guarantor; provided, however, that transactions under this clause (iii) are approved in the manner set forth in paragraph (a) under "-- Limitation on Affiliate Transactions," (iv) directors' qualifying shares, (v) if, immediately after giving effect to such issuance, sale or other disposition, such Restricted Subsidiary would no longer constitute a Restricted Subsidiary and any Investment in such Person remaining after giving effect thereto would have been permitted to be made under the covenant described under "-- Limitation on Restricted Payments" if made on the date of such issuance, sale or other disposition or
(vi) pursuant to the loan arrangement with Nisho-Iwai.

     Future Subsidiary Guarantors. The Indenture provides that we may not permit any Restricted Subsidiary, directly or indirectly, to guarantee any of our Indebtedness ("Guaranteed Indebtedness") unless (i) such Restricted Subsidiary simultaneously executes and delivers a supplemental indenture to the Indenture providing for a Subsidiary Guarantee of payment of the notes by such Restricted Subsidiary and (ii) such Restricted Subsidiary waives and will not in any manner whatsoever claim or take the benefit or advantage of, any rights of reimbursement, indemnity or subrogation or any other rights against us or any other Restricted Subsidiary as a result of any payment by such Restricted Subsidiary under its Subsidiary Guarantee. If the Guaranteed Indebtedness ranks equally in right of payment with the notes, then the guarantee of such Guaranteed Indebtedness shall rank equally in right of payment with or be subordinated to the Subsidiary Guarantee; and if the Guaranteed Indebtedness is subordinated to the notes, then the guarantee of such Guaranteed Indebtedness shall be subordinated to the Subsidiary Guarantee at least to the extent that all Guaranteed Indebtedness is subordinated to the notes. Any Subsidiary Guarantee by a Restricted Subsidiary shall provide by its terms that it shall be automatically and unconditionally released and discharged upon the release or discharge of the guarantee which resulted in the creation of such

Restricted Subsidiary's Subsidiary Guarantee, except a discharge or release by, or as a result of, payment under such guarantee.

DEFAULTS

     An Event of Default is defined in the Indenture as

          (i) a default in the payment of interest (including Special Interest, if any) on the notes when due, continued for 30 days,

          (ii) (a) default in the payment of principal of, or premium, if any, on any note when due at its Stated Maturity, upon redemption, required repurchase, declaration of acceleration or otherwise or

          (b) our failure to redeem or purchase notes when required by the Indenture,

          (iii) our failure to comply with our obligations under "-- Covenants -- Limitation on Mergers and Consolidations," or in the covenants described above under "-- Change of Control" or "-- Covenants -- Limitation on Asset Sales."

          (iv) our failure and failure by the Subsidiary Guarantors to comply with our or their other agreements contained in the Indenture, and such failure or event of default continues for 60 days after notice,

          (v) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness by us or any of our Restricted Subsidiaries (or the payment of which is guaranteed by us or any of our Restricted Subsidiaries) whether such Indebtedness or guarantee now exists, or is created after the date of the Indenture, which default (a) is caused by a failure to pay principal of or premium, if any, or interest on such Indebtedness prior to the expiration of the grace period provided in such Indebtedness on the date of such default unless being contested in good faith by appropriate proceedings (a "Payment Default") or (b) results in the acceleration of such Indebtedness prior to its express maturity and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $20.0 million or more;

          (vi) failure by us or any of our Restricted Subsidiaries to pay final judgments aggregating in excess of $20.0 million, which judgments are not paid, discharged or stayed for a period of 30 days;

          (vii) certain events of bankruptcy or insolvency with respect to us or any of our Significant Subsidiaries or group of Restricted Subsidiaries that, taken together (as of our latest audited consolidated financial statements), would constitute a Significant Subsidiary; or

          (viii) any Subsidiary Guarantee ceases to be in full force and effect (other than in accordance with the terms of the Indenture and such Subsidiary Guarantee) or a Subsidiary Guarantor denies or disaffirms its obligations under its Subsidiary Guarantee, as applicable.

     However, a default under clause (v) will not constitute an Event of Default until the Trustee provides a written notice to us, or the Holders of 25% in aggregate principal amount of the outstanding notes provide a written notice to us and the Trustee, of the default and we do not cure such default within the time specified after receipt of such notice.

     If an Event of Default occurs and is continuing with respect to the Indenture (other than certain events of bankruptcy, insolvency or reorganization), the Trustee or the Holders of not less than 25% in principal amount of the notes outstanding may declare the principal of and premium, if any, and accrued but unpaid interest (including Special Interest, if any) on all the notes to be due and payable. Upon such a declaration, such principal, premium, if any, and interest (including Special Interest, if any) will be due and payable immediately.

     If an Event of Default relating to certain events of bankruptcy, insolvency or reorganization occurs and is continuing, the principal of and premium, if any, and interest (including Special Interest, if any) on the notes will become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holders of the notes.

     The amount due and payable on the acceleration of any note will be equal to 100% of the principal amount of such note, plus accrued and unpaid interest (including Special interest, if any) to the date of payment.

     Under limited circumstances, the Holders of a majority in principal amount of the outstanding notes may rescind any such acceleration with respect to the notes and its consequences.

     No Holder of a note may pursue any remedy under the Indenture unless

     - the Trustee shall have received written notice of a continuing Event of Default,

     - the Trustee shall have received a request from Holders of at least 25% in principal amount of notes to pursue such remedy,

     - the Trustee shall have been offered indemnity reasonably satisfactory to it and

     - the Trustee shall have failed to act for a period of 60 days after receipt of such notice and offer of indemnity; however, such provision does not affect the right of a Holder of a note to sue for enforcement of any overdue payment.

     The Holders of a majority in aggregate principal amount of the outstanding notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. These right are subject to restrictions. The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture or that the Trustee determines is unduly prejudicial to the rights of any other Holder of a note or that would involve the Trustee in personal liability. Subject to the provisions of the Indenture relating to the duties of the Trustee in case an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the Holders of the notes unless such Holders have offered to the Trustee reasonable indemnity or security against any loss, liability or expense.

     The Indenture provides that if a Default occurs and is continuing and is known to the Trustee, the Trustee must mail to each Holder of the notes notice of the Default within 90 days after it occurs. Except in the case of a Default in the payment of principal of or interest on any note, the Trustee may withhold notice if and so long as a committee of its trust officers determines that withholding notice is not opposed to the interest of the Holders of the notes. In addition, we are required to deliver to the Trustee, within 120 days after the end of each fiscal year, a certificate indicating whether the officers signing the certificate know of any Default that occurred during the previous year. We also are required to deliver to the Trustee, within five Business Days after the occurrence thereof, written notice of any event which would constitute a Default or an Event of Default, its status and what action we are taking or proposes to take in respect of the Default or Event of Default.

AMENDMENTS AND WAIVERS

     We and the Trustee may amend the Indenture with the consent of the Holders of a majority in aggregate principal amount of the notes then outstanding (including consents obtained in connection with a tender offer or exchange for the notes) and any past Default or Event of Default or compliance with any provisions may also be waived with the consent of the Holders of a majority in aggregate principal amount of the notes then outstanding. However, without the consent of each Holder of a then outstanding note affected by the amendment, no amendment may (1) change the Stated Maturity of the principal of, or any installment of interest on, any note, or reduce the principal amount (or premium, if any) due upon maturity of the note, or the interest that would be due and payable on the note, or change the place of payment where, or the coin or currency in which, any note or any premium or interest is payable, or impair the right to institute suit for the enforcement of any such payment on or after the Stated Maturity, (2) reduce the percentage in principal amount at Stated Maturity of the then outstanding notes, the consent of whose Holders is necessary for any such supplemental indenture or required for any waiver of compliance with provisions of the Indenture, or Defaults under the Indenture, (3) modify our Obligations to make offers to purchase notes upon a Change of Control or from the proceeds of Asset Sales, (4) subordinate in right of payment the notes or the Subsidiary Guarantees, if any, to any other Indebtedness, (5) amend, supplement or otherwise modify the provisions of the Indenture relating to Subsidiary Guarantees or (6) modify any of the provisions of this paragraph (except to increase any percentage set forth).

     Without the consent of any Holder of the notes, we and the Trustee may amend the Indenture to cure any ambiguity, omission, defect or inconsistency, to provide for the assumption by a successor corporation of our obligations under the Indenture to provide for uncertificated notes in addition to or in place of certificated notes (provided that the uncertificated notes are issued in registered form for purposes of Section 163(f) of the Code, or in a manner such that the uncertificated notes are described in Section 163(f)(2)(B) of the
Code), to add additional guarantees with respect to the notes, to provide security for the notes, to add to our covenants for the benefit of the Holders of the notes or to surrender any right or power conferred upon us, to make any change that does not adversely affect the rights of any Holder of the notes or to comply with any requirement of the SEC in connection with the qualification of the Indenture under the Trust Indenture Act.

     The consent of the Holders of the notes is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment. After an amendment under the Indenture becomes effective, we are required to mail to Holders of the notes a notice briefly describing such amendment. However, the failure to give such notice to all Holders of the notes, or any defect therein, will not impair or affect the validity of the amendment.

TRANSFER

     The outstanding notes were, and the exchange notes will be, issued in registered form and will be transferable, subject to applicable federal and state securities laws, only upon the surrender of the notes being transferred for registration of transfer. We may require payment of a sum sufficient to cover any tax, assessment or other governmental charge payable in connection with transfers and exchanges.

DEFEASANCE

     We may at any time terminate all of our obligations under the notes and the Indenture ("legal defeasance"), except for specified obligations, including those respecting the defeasance trust and obligations, to register the transfer or exchange of the notes, to replace mutilated, destroyed, lost or stolen notes and to maintain a registrar and paying agent in respect of the notes and except for our optional redemption rights. We may at any time terminate our repurchase obligations under "-- Change of Control" and under the covenants described under "-- Covenants" (other than the covenant described under "-- Limitation on Mergers and Consolidations,"), the operation of the cross acceleration provision, the bankruptcy provisions with respect to Significant Subsidiaries and the judgment default provision described under "-- Defaults" above and the limitations contained in clause (3) of the first paragraph under "-- Covenants -- Limitation on Mergers and Consolidations" above ("covenant defeasance").

     We may exercise our legal defeasance option notwithstanding our prior exercise of our covenant defeasance option. If we exercise our legal defeasance option, payment of the notes may not be accelerated because of an Event of Default with respect thereto. If we exercise our covenant defeasance option, payment of the notes may not be accelerated because of an Event of Default specified in clause (iii) (other than the covenant described under "-- Limitation on Mergers and Consolidations") or (v) under "-- Defaults" above or because of the failure of us to comply with clause (3) of the first paragraph under "-- Covenants -- Limitation on Mergers and Consolidations" above. If we exercise our legal defeasance option, we and each Subsidiary Guarantor will be released from all our obligations with respect to the notes and the Subsidiary Guarantees, as applicable.

     In order to exercise either defeasance option, we must irrevocably deposit in trust (the "defeasance trust") with the Trustee money or U.S. Government Obligations for the payment of principal, premium, if any, and interest (including Special Interest, if any) on the notes to redemption or maturity, as the case may be, and must comply with other conditions, including delivery to the Trustee of an opinion of counsel to the effect that Holders of the notes will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and defeasance and will be subject to federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred (and, in the case of legal defeasance only, such Opinion of Counsel must be based on a ruling of the Internal Revenue Service or other change in applicable federal income tax law).

CONCERNING THE TRUSTEE

     U.S. Trust Company of Texas, N.A. is the Trustee under the Indenture and has been appointed by us as Registrar and Paying Agent with regard to the notes.

     The Holders of a majority in aggregate principal amount of the outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to exceptions. The Indenture provides that if an Event of Default occurs (and is not cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent Person in the conduct of its own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder of notes, unless such Holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense and then only to the extent required by the terms of the Indenture.

GOVERNING LAW

     The Indenture provides that the Indenture and the notes are governed by, and construed in accordance with, the laws of the State of New York without giving effect to applicable principles of conflicts of law, except to the extent that the application of the law of another jurisdiction would be required thereby.

CONSENT TO JURISDICTION AND SERVICE

     We have appointed CT Corporation System as our agent for actions brought under federal or state securities laws brought in any federal or state court located in the Borough of Manhattan in The City of New York and have submitted to such jurisdiction under the terms of the Indenture. The Indenture provides that each Subsidiary Guarantor will appoint CT Corporation System as its agent for actions brought under federal or state securities laws brought in any federal or state court located in the Borough of Manhattan in The City of New York and will submitted to such jurisdiction.

DEFINITIONS

     The following is a summary of some of the defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all these terms and for the definitions of other capitalized terms used in this description of the notes and not defined below.

     "Acquired Indebtedness" means, with respect to any specified Person:

          (1) Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Subsidiary of such specified Person, whether or not such Indebtedness is incurred in connection with, or in contemplation of, such other Person merging with or into, or becoming a Subsidiary of such specified Person; and

          (2) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

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

     "Additional Assets" means (i) any property or assets (other than Indebtedness and Capital Stock) in a Related Business; (ii) the Capital Stock of a Person that becomes a Restricted Subsidiary as a result of the acquisition of such Capital Stock by us or another Restricted Subsidiary or (iii) Capital Stock constituting a minority interest in any Person that at such time is a Restricted Subsidiary; provided, however, that any such Restricted Subsidiary described in clause (ii) or (iii) above is primarily engaged in a Related Business.

     "Adjusted Net Assets" of a Subsidiary Guarantor at any date means the amount by which the fair value of the assets and property of such Subsidiary Guarantor exceeds the total amount of liabilities, including, without limitation, contingent liabilities (after giving effect to all other fixed and contingent liabilities incurred or assumed on such date), but excluding liabilities under its Subsidiary Guarantee, of such Subsidiary Guarantor at such date.

     "Affiliate" of any specified Person means any other Person, directly or indirectly, controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, "control" when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of Voting Stock, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing; provided, however, that "Affiliate" shall also mean any beneficial owner of Capital Stock representing 5% or more of the total voting power of the Voting Stock (on a fully diluted basis) of such a Person or of rights or warrants to purchase such Capital Stock (whether or not currently exercisable).

     "Asset Sale" means any direct or indirect sale, capital lease, transfer or other disposition (or series of related sales, capital leases, transfers or dispositions) by us or any Restricted Subsidiary, including any disposition by means of a merger, consolidation or similar transaction (each referred to for the purposes of this definition as a "disposition") in one transaction or a series of related transactions (including the receipt of proceeds of insurance paid on account of the actual or constructive total loss or damage to any asset and awards of compensation for any asset taken by condemnation, eminent domain, nationalization, expropriation or similar proceeding or action, but excluding the receipt of proceeds of business interruption insurance or environmental damage insurance or similar types of policies) of (i) any shares of Capital Stock of a Restricted Subsidiary (other than directors' qualifying shares or shares required by applicable law to be held by a Person other than us or a Restricted Subsidiary), (ii) any drillship or drilling rig or all or substantially all the assets of any division or line of business of our company or any Restricted Subsidiary or (iii) any other assets of our company or any Restricted Subsidiary outside of the ordinary course of business of our company or such Restricted Subsidiary (other than, in the case of (i), (ii) and (iii) above, (u) a disposition by a Restricted Subsidiary to us or by us or a Restricted Subsidiary to a Wholly Owned Restricted Subsidiary, (v) for purposes of the covenant described under "-- Covenants -- Limitation on Asset Sales" only, a disposition that constitutes a Restricted Payment permitted by the covenant described under "-- Covenants -- Limitation on Restricted Payments,"
(w) Asset Swaps permitted under "-- Covenants -- Limitation on Asset Swaps," (x) dispositions of Incidental Assets, (y) dispositions of Temporary Cash Investments and (z) a disposition of assets with a fair market value of less than $100,000).

     "Asset Swap" means a substantially concurrent purchase and sale, or exchange, of assets constituting Additional Assets described in clause (i) of the definition thereof between us or any Restricted Subsidiary and another Person or group of Persons; provided, however, that the cash and other assets to be received by us or such Restricted Subsidiary which do not constitute Additional Assets do not constitute more than 25% of the total consideration to be received by us or such Restricted Subsidiary in such Asset Swap.

     "Attributable Indebtedness," when used with respect to any Sale/Leaseback Transaction, means, as at the time of determination, the present value (discounted at the rate set forth or implicit in the terms of the lease included in such transaction) of the total obligations of the lessee for rental payments (other than amounts required to be paid on account of property taxes, maintenance, repairs, insurance, assessments, utilities, operating and labor costs and other items which do not constitute payments for property rights) during the remaining term of the lease included in such Sale/Leaseback Transaction (including any period for which such lease has been extended).

     "Average Life" means, as of the date of determination, with respect to any Indebtedness or Preferred Stock, the quotient obtained by dividing (i) the sum of the products of numbers of years from the date of determination to the dates of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to such Preferred Stock multiplied by the amount of such payment by (ii) the sum of all such payments.

     "Board of Directors" means the Board of Directors of a Person or any committee thereof duly authorized to act on behalf of such Board.

     "Business Day" means each day which is not a Legal Holiday.

     "Capitalized Lease Obligation" of any Person means any obligation of such Person to pay rent or other amounts under a lease of property, real or personal, that is required to be capitalized for financial reporting purposes in accordance with GAAP and the amount of such obligation shall be the capitalized amount thereof determined in accordance with GAAP.

     "Capital Stock" means, with respect to any Person, any and all shares, interests, rights to purchase, warrants or options (whether or not currently exercisable), participations or other equivalents of or interests in (however designated) the equity (which includes, but is not limited to, common stock, preferred stock and partnership and joint venture interests) of such Person (excluding any debt securities that are convertible into, or exchangeable for, such equity).

     "Code" means the Internal Revenue Code of 1986, as amended.

     "Consolidated EBITDA Coverage Ratio" as of any date of determination means the ratio of (a) the aggregate amount of EBITDA for the period of the most recent four consecutive fiscal quarters ending at least 45 days prior to the date of such determination to (b) Consolidated Interest Expense for such four fiscal quarters; provided, however, that:

          (1) if we have or any Restricted Subsidiary has Incurred any Indebtedness since the beginning of such period that remains outstanding or if the transaction giving rise to the need to calculate the Consolidated EBITDA Coverage Ratio is an issuance of Indebtedness, or both, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving effect on a pro forma basis to such Indebtedness as if such Indebtedness had been issued on the first day of such period and the discharge of any other Indebtedness repaid, repurchased, defeased or otherwise discharged with the proceeds of such new Indebtedness as if such discharge had occurred on the first day of such period,

          (2) if since the beginning of such period we or any Restricted Subsidiary shall have made any asset disposition, the EBITDA for such period shall be reduced by an amount equal to the EBITDA (if positive) directly attributable to the assets which are the subject of such asset disposition for such period, or increased by an amount equal to the EBITDA (if negative), directly attributable thereto for such period, and Consolidated Interest Expense for such period shall be reduced by an amount equal to the Consolidated Interest Expense directly attributable to any Indebtedness of us or any Restricted Subsidiary repaid, repurchased, defeased or otherwise discharged with respect to us and our continuing Subsidiaries in connection with such asset dispositions for such period (or, if the Capital Stock of any Restricted Subsidiary is sold, the Consolidated Interest Expense for such period directly attributable to the Indebtedness of such Restricted Subsidiary to the extent we and our continuing Subsidiaries are no longer liable for such Indebtedness after such sale),

          (3) if since the beginning of such period we or any Restricted Subsidiary (by merger or otherwise) shall have made an Investment in any Restricted Subsidiary (or any Person which becomes a Restricted Subsidiary) or an acquisition of assets, including any acquisition of assets occurring in connection with a transaction causing a calculation to be made hereunder, which constitutes all or substantially all of an operating unit of a business (which shall include the acquisition or construction of a vessel or drilling rig, provided we have paid 75% or more of the cost thereof and such vessel or drilling rig is reasonably expected to be delivered within 90 days), EBITDA and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto (including the issuance of any Indebtedness) as if such Investment or acquisition occurred on the first day of such period, and

          (4) if since the beginning of such period any Person (that subsequently became a Restricted Subsidiary or was merged with or into us or any Restricted Subsidiary since the beginning of such period) shall have made any asset disposition or any Investment that would have required an adjustment under clause (2) or (3) above if made by us or a Restricted Subsidiary during such period, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto as if such asset disposition or Investment occurred on the first day of such period.

     For purposes of this definition, whenever pro forma effect is to be given to an acquisition of assets, the amount of income or earnings relating thereto, and the amount of Consolidated Interest Expense associated with any Indebtedness issued in connection therewith, the pro forma calculations shall be determined in good faith by a responsible financial or accounting officer of our company. If any Indebtedness bears a floating rate of interest and is being give pro forma effect, the interest of such Indebtedness shall be calculated as if the rate in effect on the date of determination had been the applicable rate for the entire period (taking into account any Interest Rate Protection Agreement applicable to such Indebtedness if such Interest Rate Protection Agreement has a remaining term in excess of 12 months).

     For purposes of this definition, in the case of the acquisition since the beginning of such period of a drilling rig or drillship (or of a Restricted Subsidiary owning same) by us or by a Restricted Subsidiary pursuant to a binding purchase agreement or the delivery since the beginning of such period of a drilling rig or drillship to us or a Restricted Subsidiary pursuant to a binding construction contract, which drilling rig or drillship has been subject for at least one full fiscal quarter to a binding drilling contract constituting a Qualifying Contract, then, for purposes of making the pro forma calculations provided for in the first sentence of the preceding paragraph, the financial or accounting officer of our company shall give pro forma effect to the earnings (losses) of such drilling rig or drillship as if such drilling rig or drillship were acquired on the first day of such period, by basing such earnings (losses) on the annualized (x) historical revenues actually earned from such Qualifying Contract and (y) actual expenses related thereto, in each case for each quarter during such period in which the Qualifying Contract is in effect.

     "Consolidated Interest Expense" means, for any period, the total interest expense of our company and our consolidated Restricted Subsidiaries, plus, to the extent not included in such interest expense:

          (1) interest expense attributable to Capitalized Lease Obligations,

          (2) amortization of debt discount and debt issuance cost,

          (3) capitalized interest,

          (4) non-cash interest payments,

          (5) commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing,

          (6) net costs under Interest Rate Protection Agreements (including amortization of fees),

          (7) dividends in respect of any Redeemable Stock held by Persons other than us or a Restricted Subsidiary,

          (8) interest expense attributable to deferred payment obligations, and

          (9) interest expense on Indebtedness of another person to the extent that such Indebtedness is guaranteed by us or a Restricted Subsidiary.
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

     "Consolidated Net Income" means, for any period, the net income of our company and its consolidated subsidiaries; provided, however, that there shall not be included in such Consolidated Net Income:

          (a) any net income of any Person if such Person is not a Restricted Subsidiary, except that (1) our equity in the net income of any such Person for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by such Person during such period to us or a Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution to a Restricted Subsidiary, to the limitations contained in clause (c) below) and (2) our equity in a net loss of any such Person for such period shall be included in determining such Consolidated Net Income;

          (b) any net income of any Person acquired by us or a Restricted Subsidiary in a pooling of interests transaction for any period prior to the date of such acquisition;

          (c) any net income of any Restricted Subsidiary to the extent such Restricted Subsidiary is subject to restrictions, directly or indirectly, on the payment of dividends or the making of distributions by such Restricted Subsidiary, directly or indirectly, to us, except that (1) the net income of Cliffs Drilling Company shall be included notwithstanding the foregoing, (2) the net income of a Restricted Subsidiary shall be included to the extent such net income could be paid to us or a Restricted Subsidiary by loans, advances, intercompany transfers, principal repayments or otherwise; (3) our equity in the net income of any such Restricted Subsidiary for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by such Restricted Subsidiary during such period to us or another Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution to another Restricted Subsidiary, to the limitation contained in this clause) and (4) our equity in a net loss of any such Restricted Subsidiary for such period shall be included in determining such Consolidated Net Income;

          (d) any gain (but not loss) realized upon the sale or other disposition of any of our property, plant or equipment or our consolidated subsidiaries (including pursuant to any sale-and-leaseback arrangement) which is not sold or otherwise disposed of in the ordinary course of business and any gain (but not loss) realized upon the sale or other disposition of any Capital Stock of any Person;

          (e) extraordinary, unusual or nonrecurring charges;

          (f) charges relating to the extinguishment of debt obligations of R&B Falcon Holdings Inc.; and

          (g) the cumulative effect of a change in accounting principles.

     "Consolidated Net Worth" of a Person means the consolidated stockholders' equity of such Person and its Subsidiaries, as determined in accordance with GAAP.

     "Credit Facilities" means, with respect to our company or any Restricted Subsidiary, one or more debt facilities or commercial paper facilities, in each case with banks or other institutional lenders providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit, in each case, as amended, restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time.

     "Default" means any act, event or condition which is, or after notice or passage of time or both would be, an Event of Default.

     "EBITDA" for any period means the Consolidated Net Income for such period, plus the following (but without duplication) to the extent deducted in calculating such Consolidated Net Income for such period: (a) income tax expense, (b) Consolidated Interest Expense, (c) depreciation expense and (d) amortization expense.

     "Exchange Act" means the Securities Exchange Act of 1934, as amended.

     "Exchangeable Stock" means any Capital Stock which is exchangeable or convertible into another security (other than our Capital Stock which is neither Exchangeable Stock nor Redeemable Stock).

     "GAAP" means generally accepted accounting principles in the United States set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession of the United States, as in effect from time to time.

     "guarantee" means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness of any Person and any obligation, direct or indirect, contingent or otherwise, of such Person (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or other obligation of such Person (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take-or-pay or to maintain financial statement conditions or otherwise) or (ii) entered into for the purpose of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part); provided, however, that the term "guarantee" shall not include endorsements for collection or deposit in the ordinary course of business. The term "guarantee" used as a verb has a corresponding meaning. The term "guarantor" shall mean any Person guaranteeing any obligation.

     "Hedging Obligations" of any Person means the net obligation (not the notional amount) of such Person pursuant to any interest rate swap agreement, foreign currency exchange agreement, interest rate collar agreement, option or futures contract or other similar agreement or arrangement relating to interest rates or foreign exchange rates.

     "Holder" or "Noteholder" means the Person in whose name a note is registered on the Registrar's books.

     "Incidental Asset" is defined to mean any equipment, outfit, furniture, furnishings, appliances, spare or replacement parts or stores owned by us or a Restricted Subsidiary that have become obsolete or unfit for use or no longer useful, necessary or profitable in the conduct of the business of our company or such Restricted Subsidiary, as the case may be. In no event shall the term "Incidental Asset" include a drilling rig or a drillship.

     "Incur" means issue, assume, guarantee, incur or otherwise become liable for, provided, however, that any Indebtedness or Capital Stock of a Person existing at the time such Person becomes a Subsidiary (whether by merger, consolidation, acquisition or otherwise) shall be deemed to be Incurred by such Subsidiary at the time it becomes a Subsidiary. The term "Incurrence" when used as a noun shall have a correlative meaning.

     "Indebtedness" of any Person at any date means, without duplication:

          (1) all indebtedness of such Person for borrowed money (whether or not the recourse of the lender is to the whole of the assets of such Person or only to a portion thereof),

          (2) all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments,

          (3) all obligations of such Person in respect of letters of credit or other similar instruments (or reimbursement obligations with respect thereto), other than standby letters of credit and performance bonds issued by such Person in the ordinary course of business, to the extent not drawn or, to the extent drawn, if such drawing is reimbursed not later than the third Business Day following demand for reimbursement,

          (4) all obligations of such Person to pay the deferred and unpaid purchase price of property or services, except trade payables and accrued expenses incurred in the ordinary course of business,

          (5) all Capitalized Lease Obligations of such Person,

          (6) all Indebtedness of others secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person, to the extent of the fair market value of all the assets of such Person subject to such Lien,

          (7) all Indebtedness of others guaranteed by such Person to the extent of such guarantee,

          (8) Redeemable Stock, and

          (9) all Hedging Obligations of such Person.

     For purposes of clause (8) of the preceding sentence, Redeemable Stock shall be valued at the maximum fixed redemption, repayment or repurchase price, which shall be calculated in accordance with the terms of such Redeemable Stock as if such Redeemable Stock were repurchased on any date on which Indebtedness shall be required to be determined under the Indenture; provided, however, that if such Redeemable Stock is not then permitted to be redeemed, repaid or repurchased, the redemption, repayment or repurchase price shall be the book value of such Redeemable Stock. The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability of any guarantees at such date; provided that for purposes of calculating the amount of any non-interest bearing or other discount security, such Indebtedness shall be deemed to be the principal amount thereof that would be shown on the balance sheet of the issuer thereof dated such date prepared in accordance with GAAP but that such security shall be deemed to have been Incurred only on the date of the original issuance thereof. The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability, upon the occurrence of the contingency giving rise to the obligation, of any contingent obligations at such date.

     "Interest Rate Protection Agreement" means any interest rate swap agreement, interest rate cap agreement or other financial agreement or arrangement designed to protect us or any Restricted Subsidiary against fluctuations in interest rates.

     "Investment" in any Person means any direct or indirect advance, loan (other than advances to customers in the ordinary course of business that are recorded as accounts receivable on the balance sheet of the lender) or other extensions of credit (including by way of guarantee or similar arrangement) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Capital Stock, Indebtedness or other similar instruments issued by such Person. For purposes of the definition of "Unrestricted Subsidiary," the definition of "Restricted Payment" and the covenant described under the "Limitation on Restricted Payments" covenant (i) "Investment" shall include the portion (proportionate to our equity interest in such Subsidiary) of the fair market value of the net assets of any Subsidiary of our company at the time that such Subsidiary is designated an Unrestricted Subsidiary, provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, we shall be deemed to continue to have a permanent "Investment" in such Subsidiary at the time of such redesignation less (y) the portion (proportionate to our equity interest in such Subsidiary) of the fair market value of the net assets of such Subsidiary at the time of such redesignation; and (ii) any property transferred to or from an Unrestricted Subsidiary shall be valued at its fair market value at the time of such transfer, in each case as determined in good faith by our Board of Directors.

     "Investment Grade Rating" means BBB- or above, in the case of S&P (or its equivalent under any successor rating categories of S&P), Baa3 or above, in the case of Moody's (or its equivalent under any successor rating categories of Moody's), and the equivalent in respect of the ratings categories of any Rating Agencies substituted for S&P or Moody's.

     "Issue Date" means the date on which the outstanding notes were originally issued.

     "Lien" means any mortgage, pledge, hypothecation, charge, assignment, deposit arrangement, encumbrance, security interest, lien (statutory or other), or preference, priority or other security or similar agreement or preferential arrangement of any kind or nature whatsoever (including, without limitation, any agreement to give or grant a Lien or any lease, condition sale or other title retention agreement having substantially the same economic effect as any of the foregoing). For the purposes of this Indenture, we or any of our Subsidiaries shall be deemed to own subject to a Lien any asset which we have acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, Capitalized Lease Obligation or other title retention agreement relating to such asset.

     "Moody's" is defined to mean Moody's Investor Service, Inc. and its successors.

     "Net Available Cash" from an Asset Sale means cash payments or Temporary Cash Equivalents received from the Asset Sale (including any cash payments received by way of deferred payment of principal under a note or installment receivable or otherwise and proceeds from the sale or other disposition of any securities received as consideration, but only as and when received, but excluding any other consideration received in the form of assumption by the acquiring Person of Indebtedness or other obligations relating to such properties or assets or received in any other noncash form), in each case net of
(i) all legal, title and recording tax expenses, commissions and other fees and expenses incurred, and all federal, state, provincial, foreign and local taxes required to be accrued as a liability under GAAP, as a consequence of such Asset Sale, (ii) all payments made on any Indebtedness which is secured by any assets subject to such Asset Sale, in accordance with the terms of any Lien upon or other security agreement of any kind with respect to such assets, or which must by its terms, or in order to obtain a necessary consent to such Asset Sale, or by applicable law, be repaid out of the proceeds from such Asset Sale, (iii) all distributions and other payments required to be made to minority interest holders in Subsidiaries or joint ventures as a result of such Asset Sale and
(iv) the deduction of appropriate amounts provided by the seller as a reserve, in accordance with GAAP, against any liabilities associated with the property or other assets disposed in such Asset Sale and retained by us or any Restricted Subsidiary after such Asset Sale.

     "Net Cash Proceeds" means, with respect to any issuance or sale of Capital Stock, the cash proceeds of such issuance or sale net of attorneys' fees, accountants' fees, underwriters' or placement agents' fees, discounts or commissions and brokerage, consultant and other fees actually incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof.

     "Non-Convertible Capital Stock" means, with respect to any Person, any non-convertible Capital Stock of such Person and any Capital Stock of such Person convertible solely into non-convertible common stock of such Person; provided, however, that Non-Convertible Capital Stock shall not include any Redeemable Stock or Exchangeable Stock.

     "Non-Recourse Indebtedness" means Indebtedness or that portion of Indebtedness of an Unrestricted Subsidiary as to which neither we or any Restricted Subsidiary:

          (1) provides credit support including any undertaking, agreement or instrument which would constitute Indebtedness; or

          (2) is directly or indirectly liable for such Indebtedness.

     "Pari Passu Indebtedness" means any Indebtedness of our company, whether outstanding on the date on which the outstanding notes were originally issued or thereafter created, incurred or assumed, unless, in the case of any particular Indebtedness the instrument creating or evidencing the same or pursuant to which the same is outstanding expressly provides that such Indebtedness shall be subordinated in right of payment to notes.

     "Permitted Investments" means:

          (a) certificates of deposit, bankers acceptances, time deposits, Eurocurrency deposits and similar types of Investments routinely offered by commercial banks with final maturities of one year or less issued by commercial banks having capital and surplus in excess of $100 million;

          (b) commercial paper issued by any corporation, if such commercial paper has credit ratings of at least "A-1" by S&P and at least "P-1" by Moody's;

          (c) U.S. Government Obligations with a maturity of four years or less;

          (d) repurchase obligations for instruments of the type described in clause (c);

          (e) shares of money market mutual or similar funds having assets in excess of $100.0 million;

          (f) payroll advances in the ordinary course of business;

          (g) other advances and loans to officers and employees of our company or any Restricted Subsidiary, so long as the aggregate principal amount of such advances and loans does not exceed $1.0 million at any one time outstanding;

          (h) Investments in any Person in the form of a capital contribution of our common stock;

          (i) Investments made by us in our Restricted Subsidiaries (or any Person that will be a Restricted Subsidiary as a result of such Investment) or by a Restricted Subsidiary in our company or in one or more Restricted Subsidiaries (or any Person that will be a Restricted Subsidiary as a result of such Investment);

          (j) Investments in stock, obligations or securities received in settlement of debts owing to us or any Restricted Subsidiary as a result of bankruptcy or insolvency proceedings or upon the foreclosure, perfection or enforcement of any Lien in favor of us or any Restricted Subsidiary, in each case as to debt owing to us or any Restricted Subsidiary that arose in the ordinary course of business of our company or any such Restricted Subsidiary;

          (k) Investments made in exchange for Indebtedness permitted by Sections (b)(4) and (b)(5) of the "Limitation on Indebtedness" covenant;

          (l) Investments in the capital stock of Navis ASA, a Norwegian corporation, in exchange for cash and non-cash assets (the fair market value of which shall be determined in good faith by our Board of Directors), in an aggregate amount not to exceed $50 million at any time outstanding;

          (m) Investments consisting of the redesignation of the Subsidiary owning or operating the drillship Deepwater Frontier or the semisubmersible RBS8M as an Unrestricted Subsidiary, or the contribution, transfer or other disposition of the drillship Deepwater Frontier or the semisubmersible RBS8M and related equipment and assets (including any drilling contract) by us or any Restricted Subsidiary to a Person other than a Restricted Subsidiary, in connection with the refinancing of the Indebtedness Incurred to finance the construction of such rigs;

          (n) Investments in a Person other than a Restricted Subsidiary for the purpose of financing the construction or upgrade prior to delivery of the drillship Deepwater Frontier or the semisubmersible RBS8M pursuant to the terms of applicable construction and equipment installation agreements;

          (o) Investments in a Person other than a Restricted Subsidiary for the purpose of financing the construction or upgrade of new drilling rigs, drillships or similar vessels and related equipment, in an aggregate amount not to exceed at any time outstanding (i) $100 million less (ii) the aggregate amount of all payments actually made under paragraph (n) of this definition that represent payments for amounts in excess of our estimated costs for the vessels referred to therein, as in effect on the Issue Date; provided, however, that at the time of such Investment, we or such Person has entered into a Qualifying Contract with respect thereto;

          (p) Investments represented by that portion of the proceeds from Asset Sales that is not required to be cash or Temporary Cash Equivalents by the covenant described in "-- Covenants -- Limitation on Asset Sales;" and

          (q) Investments in Devco in an aggregate amount not to exceed $10.0 million at any time outstanding.

     "Person" means any individual, corporation, limited liability company, limited or general partnership, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

     "Preferred Stock", as applied to the Capital Stock of any Person, means Capital Stock of any class or classes (however designated) which is preferred as to the payment of dividends, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such Person, over shares of Capital Stock of any other class of such Person.

     "Qualifying Contract" with respect to a drilling rig, drillship or similar vessel means a contract for the use thereof (i) between us or a Restricted Subsidiary or, for the purposes of clause (o) of the definition of "Permitted Investments," a Person other than a Restricted Subsidiary and a counterparty that, as certified in an officers' certificate delivered to the Trustee in connection therewith, is either generally recognized in the offshore drilling industry as a major oil company or has an investment grade rating on its long-term debt from Moody's or S&P, (ii) having a minimum term of two years and
(iii) containing a minimum dayrate for such drilling, rig, drillship or similar vessel.

     "Rating Agencies" means (a) S&P and Moody's or (b) if S&P or Moody's or both of them are not making ratings of the notes publicly available, a nationally recognized U.S. rating agency or agencies, as the cases may be, selected by us, which will be substituted for S&P or Moody's or both, as the case may be.

     "Redeemable Stock" means, with respect to the notes, any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case at the option of the holder thereof), or upon the happening of any event, matures or is mandatorily redeemable, under a sinking fund obligation or otherwise, or redeemable at the option of the holder thereof, in whole or in part, on or prior to the date on which the notes mature. Notwithstanding the preceding sentence, any Capital Stock that would constitute Redeemable Stock solely because the holders thereof have the right to require us to repurchase such Capital Stock upon the occurrence of a change of control or an asset sale shall not constitute Redeemable Stock if the terms of such Capital Stock provide that we may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with the covenants described above under the caption "-- Change of Control," "-- Covenants -- Limitation on Asset Sales," "Redemptions" and "-- Covenants -- Limitation on Restricted Payments."

     "Related Business" means any business related, ancillary or complementary to our businesses and the business of the Restricted Subsidiaries on the Issue Date.

     "Restricted Subsidiary" means any Subsidiaries other than an Unrestricted Subsidiary.

     "S&P" is defined to mean Standard & Poors Ratings Group, a division of McGraw-Hill Companies, Inc. and its successors.

     "Sale/Leaseback Transaction" means any arrangement with any Person providing for the leasing by us or any of our Restricted Subsidiaries, for a period of more than three years, of any real or tangible personal property, which property has been or is to be sold or transferred by us or such Restricted Subsidiary to such Person in contemplation of such leasing.

     "Senior Indebtedness" of any Person means (i) Indebtedness of such Person, whether outstanding on the Issue Date or thereafter Incurred, and (ii) accrued and unpaid interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to us to the extent post-filing interest is allowed in such proceeding) in respect of (A) indebtedness for money borrowed and (B) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable unless, in the case of (i) and (ii), in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is provided that such obligations are subordinate in right of payment to the notes or the Subsidiary Guarantees, as applicable; provided, however, that Senior Indebtedness shall not include (1) any obligation of such Person to any Subsidiary of such Person, (2) any liability for federal, state, local, foreign or other taxes owed or owing by such Person, (3) any accounts payable or other liability to trade creditors arising in the ordinary course of business (including guarantees thereof or instruments evidencing such liabilities), (4) any Indebtedness of such Person (and any accrued and unpaid interest in respect thereof) which is subordinate or junior in any respect to any other Indebtedness or other obligation of such Person or (5) that portion of any Indebtedness which at the time of Incurrence is Incurred in violation of the Indenture.

     "Significant Subsidiary" means any Subsidiary Guarantor and any other Restricted Subsidiary that would be a "Significant Subsidiary" of our company within the meaning of Rule 1-02 under Regulation S-X promulgated by the SEC.

     "Stated Maturity" means, with respect to any security, the date specified in such security as the fixed date on which the final payment of principal of such security is due and payable, including under any mandatory redemption provision (but excluding any provision providing for the repurchase of such security at the option of the holder thereof upon the happening of any contingency unless such contingency has occurred).

     "Subordinated Obligation" means any Indebtedness of our company or a Subsidiary Guarantor, as the case may be (whether outstanding on the Issue Date or thereafter Incurred), which is subordinate or junior in right of payment to the notes or the Subsidiary Guarantee, as applicable, whether pursuant to a written agreement to that effect or by operation of law.

     "Subsidiary" means, with respect to any Person:

          (1) any corporation of which more than 50% of the total voting power of all classes of the capital stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors is owned by such Person directly or through one or more other Subsidiaries of such Person, and

          (2) any entity other than a corporation of which at least a majority of the capital stock or other equity interest (however designated) entitled (without regard to the occurrence of any contingency) or vote in the election of the governing body, partners, managers or others that will control the management of such entity is owned by such Person directly or through one or more other Subsidiaries of such Person.

     "Subsidiary Guarantor" means each Subsidiary of our company, whether now owned or hereafter formed, which shall execute and deliver a Subsidiary Guarantee.

     "Subsidiary Guarantee" means a guarantee of our obligations with respect to the notes issued by a Subsidiary of our company.

     "Tangible Property" means all land, buildings, machinery and equipment and leasehold interests and improvements which would be reflected on a balance sheet of our company prepared in accordance with GAAP, excluding (a) all rights, contracts and other intangible assets of any nature whatsoever and (b) all inventories and other current assets.

     "Temporary Cash Investments" means Investments described in clauses (a),
(b), (c) and (d) of the definition of "Permitted Investments."

     "Unrestricted Subsidiary" means:

          (a) any Subsidiary of our company that at the time of determination will be designated an Unrestricted subsidiary by our Board of Directors as provided below and

          (b) any Subsidiary of an Unrestricted Subsidiary.

     Our Board of Directors may designate any of our Subsidiaries as an Unrestricted Subsidiary so long as:

          (1) it has no Indebtedness other than Non-Recourse Indebtedness; provided, however, that notwithstanding any other provision of this Indenture, a Subsidiary shall not fail to constitute an Unrestricted Subsidiary by reason of (a) the guarantee by us or a Restricted Subsidiary in connection with synthetic lease obligations Incurred to finance the construction or upgrade of drilling rigs, drillships or similar vessels; and (b) our obligations or the obligations of a Restricted Subsidiary relating to Indebtedness of an Unrestricted Subsidiary if such Indebtedness constituted a Permitted Investment or a Restricted Payment permitted by the "Limitation on Restricted Payments" covenant at the time of its Incurrence or at the time of designation of such Subsidiary as an Unrestricted Subsidiary; and

          (2) after giving effect thereto, such designation was permitted by the "Limitation on Restricted Payments" covenant.

     Any such designation by our Board of Directors shall be evidenced to the Trustee by filing a resolution of the Board of Directors with the Trustee giving effect to such designation. Our Board of Directors may designate any Unrestricted Subsidiary as a Restricted Subsidiary if, immediately after giving effect to such designation, (A) no Default or Event of Default shall have occurred and be continuing and (B) we could incur $1.00 of additional Indebtedness under paragraph (a) of the "Limitation on Indebtedness" covenant.

     "U.S. Government Obligations" means direct obligations (or certificates representing an ownership interest in such obligations) of the United States of America (including any agency or instrumentality thereof) for the payment of which the full faith and credit of the United States of America is pledged and which are not callable at our option.

     "Voting Stock" of a Person means all classes of Capital Stock or other interests (including partnership interests) of such Person then outstanding and normally entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof.

     "Wholly Owned Restricted Subsidiary" means a Restricted Subsidiary all the Capital Stock of which (other than directors' qualifying shares) is owned by us or one or more Wholly Owned Restricted Subsidiaries.

                    DESCRIPTION OF SIGNIFICANT INDEBTEDNESS

BANK FACILITIES

     As of December 31, 1998, we had $150.0 million outstanding under our revolving credit facility. We repaid all amounts on March 26, 1999 out of the proceeds of our borrowings from RBF Finance Co. Upon repayment, we terminated this Credit Facility.

     Cliffs Drilling currently maintains a $35 million revolving credit facility that matures May 31, 2000. At March 31, 1999, Cliffs Drilling had $0.4 million in letters of credit outstanding, leaving $34.6 million available under this credit facility.

R&B FALCON NOTES

     In April 1998, we issued four series of the senior notes with an aggregate principal amount of $1.1 billion (the "$1.1 Billion Senior Notes"). As a result, we received net proceeds of $1,082 million after deducting estimated offering related expenses. The $1.1 Billion Senior Notes bear interest at varying rates from 6.5% to 7.375%. Interest on the $1.1 Billion Senior Notes is payable semiannually on April 15 and October 15; and the $1.1 Billion Senior Notes mature at varying times from 2003 to 2018. The $1.1 Billion Senior Notes are unsecured obligations, ranking equally in right of payment with all of our other existing and future senior unsecured indebtedness. We used the proceeds from the offering of the $1.1 Billion Senior Notes to repay indebtedness of $874.4 million. We used the remainder of the net proceeds for planned capital expenditures, working capital and other general corporate purposes.

     In December 1998, we issued $100 million principal amount of our 9 1/8% Senior Notes due 2003 and $300 million principal amount of our 9 1/2% Senior Notes due 2008. Interest on these senior notes is payable semiannually on June 15 and December 15. These senior notes are unsecured obligations, ranking equally in right of payment with all of our other existing and future senior unsecured indebtedness. We received net proceeds from the issuance of these senior notes of approximately $392 million, after deducting estimated offering related expenses. We used the proceeds from the offering of these notes to reduce borrowings under our then existing revolving credit facility.

     On March 26, 1999, we issued the $200 million of 12 1/4% Senior Notes due 2006 that are the subject of the exchange offer. Also on that date, RBF Finance Co., a limited purpose finance company affiliated with us, issued $400 million of its 11% Senior Secured Notes due 2006 and $400 million of its 11 3/8% Senior Secured Notes due 2009. We borrowed the proceeds from these notes from RBF Finance Co. in ten separate loans, each of which is secured by one of our drilling rigs or the construction contract to build a drilling rig. We also guaranteed the notes that RBF Finance Co. issued. We are using the proceeds from the loans from RBF Finance Co. to finance the costs of acquiring, constructing, repairing and improving the drilling rigs that are security for the loans. To the extent we have already paid these costs, we are using the proceeds for general corporate purposes, including the repayment of debt. We are using the net proceeds from our offering of the $200 million Senior Notes for general corporate purposes, including the repayment of debt. For accounting purposes, we will consolidate RBF Finance Co.

CLIFFS DRILLING NOTES

     Cliffs Drilling has outstanding an aggregate principal amount of $200.0 million of its 10 1/4% Senior Notes due 2003 (the "Cliffs Drilling Notes") and debt premium, net of amortization, of $2.8 million as of March 31, 1999. Interest on the Cliffs Drilling Notes is payable semi-annually during each May and November. The Cliffs Drilling Notes are unconditionally guaranteed on a senior unsecured basis by some of Cliffs Drilling's subsidiaries (the "Cliffs Subsidiary Guarantors"), which guarantees rank equally in right of payment with all senior indebtedness of the Cliffs Subsidiary Guarantors and senior to all subordinated indebtedness of the Cliffs Subsidiary Guarantors. The Cliffs Drilling Notes are redeemable on or after May 15, 2000 at a declining premium.

     The indenture under which the Cliffs Drilling Notes are issued imposes significant operating and financial restrictions on Cliffs Drilling. These restrictions affect, and in many respects limit or prohibit, the ability of Cliffs Drilling to incur additional indebtedness, make capital expenditures, create liens, sell assets, make dividends or other payments and take other actions.

                     UNITED STATES FEDERAL TAX CONSEQUENCES
                         FOR NON-UNITED STATES HOLDERS

     The following is a general discussion of United States federal income and estate tax consequences of the acquisition, ownership and disposition of notes by an initial beneficial owner of notes that, for United States federal tax purposes, is not a "United States person" (a "Non-United States Holder"). This discussion is based upon the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations thereunder, published rulings and court decisions, all as in effect on the date hereof, which are subject to change, possibly retroactively. For purposes of this discussion, a "United States person" means a citizen or resident of the United States, a corporation, partnership or other entity created or organized in the United States or under the law of the United States or of any state thereof or the District of Columbia (unless, in the case of a partnership, Treasury regulations provide otherwise), an estate whose income is subject to United States federal income taxation regardless of its source, or a trust if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust. Notwithstanding
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the previous sentence, to the extent provided in Treasury regulations, some trusts in existence on August 20, 1996, and treated as United States persons prior to such date, that elect to continue to be treated as United States persons will also be United States persons. This discussion applies only to those Non-United States Holders who purchase notes from the initial purchaser at the price set forth on the cover page of this prospectus and hold the notes as a capital asset. The tax treatment of the holders of the notes may vary depending upon their particular situations. United States persons acquiring the notes are subject to different rules than those discussed below. In addition, other holders (including insurance companies, tax exempt organizations, financial institutions and broker-dealers) may be subject to special rules not discussed below. Prospective investors are urged to consult their tax advisors regarding the United States federal tax consequences of acquiring, holding and disposing of notes, as well as any tax consequences that may arise under the laws of any relevant foreign, state, local or other taxing jurisdiction.

INTEREST

     Interest that we pay to a Non-United States Holder will not be subject to United States federal income or withholding tax if such interest is not effectively connected with the conduct of a trade or business within the United States by such Non-United States Holder and, among other things, such Non-United States Holder (i) does not actually or constructively own 10% or more of the total combined voting power of all classes of our stock; (ii) is not a controlled foreign corporation with respect to the United States and to which we are a related person and (iii) certifies to us, our paying agent or the person who would otherwise be required to withhold United States tax, on Form W-8 or W-9 or substantially similar form signed under penalties of perjury, that such holder is not a United States person and provides such holder's name and address (the "Certification Requirement"). In the case of interest on a note that is not "effectively connected with the conduct of a trade or business within the United States" and does not satisfy the three requirements of the preceding sentence, the Non-United States Holder's interest on a note would generally be subject to United States withholding tax at a flat rate of 30% (or a lower applicable treaty rate). If a Non-United States Holder's interest on a note is "effectively connected with the conduct of a trade or business within the United States," then the Non-United States Holder will be subject to United States federal income tax on such interest income in essentially the same manner as a United States person and, in the case of a Non-United States Holder that is a foreign corporation, may also be subject to the branch profits tax.

GAIN ON DISPOSITION

     A Non-United States Holder generally will not be subject to United States federal income tax with respect to gain recognized on a sale, redemption or other disposition of a note unless (i) the gain is effectively connected with the conduct of a trade or business within the United States by the Non-United States Holder or (ii) in the case of a Non-United States Holder who is a nonresident alien individual and holds the note as a capital asset, such holder is present in the United States for 183 or more days in the taxable year and other requirements are met.

FEDERAL ESTATE TAXES

     If interest on a note is exempt from withholding of United States federal income tax under the rules described above, the note held by an individual who at the time of death is a Non-United States Holder generally will not be subject to United States federal estate tax as a result of such individual's death.

INFORMATION REPORTING AND BACKUP WITHHOLDING

     We will, when required, report to the holders of the notes and the Internal Revenue Service ("IRS") the amount of any interest paid on the notes in each calendar year and the amounts of tax withheld, if any, with respect to such payments.

     In the case of payments of interest to Non-United States Holders, the general 31% backup withholding tax and certain information reporting will not apply to such payments if either the

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Certification Requirement has been satisfied or an exemption has otherwise been established, provided that neither we nor our payment agent has actual knowledge that the holder is a United States person or that the conditions of any other exemption are not in fact satisfied. Information reporting and backup withholding requirements will apply to the gross proceeds paid to a Non-United States Holder on the disposition of the notes by or through a United States office of a United States or foreign broker, unless the holder certifies to the broker under penalties of perjury as to its name, address and status as a foreign person or the holder otherwise establishes an exemption. Information reporting requirements, but not backup withholding, will also apply to a payment of the proceeds of a disposition of the notes by or through a foreign office of a United States broker or foreign brokers with certain types of relationships to the United States unless such broker has documentary evidence in its file that the holder of the notes is not a United States person and such broker has no actual knowledge to the contrary, or the holder establishes an exception. Neither information reporting nor backup withholding generally will apply to a payment of the proceeds of a disposition of the notes by or through a foreign office of a foreign broker not subject to the preceding sentence.

     Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against the Non-United States Holder's United States federal income tax liability, provided that the required information is furnished to the IRS.

     The United States Treasury Department recently promulgated new regulations regarding the withholding and information reporting rules discussed above. In general, the new regulations do not significantly alter the substantive withholding and information reporting requirements but rather unify current certification procedures and forms and clarify reliance standards. The new regulations require, however, that a foreign person furnish its taxpayer identification number in certain circumstances to claim a reduction in United States federal withholding tax and new rules are provided for foreign persons that hold debt instruments thorough a foreign intermediary. The new regulations are generally effective for payments made after December 31, 1999, subject to transition rules. NON-UNITED STATES HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE IMPACT, IF ANY, OF THE NEW REGULATIONS.

                              PLAN OF DISTRIBUTION

     Each broker-dealer that receives exchange notes for its own account in the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for outstanding notes where such outstanding notes were acquired as a result of market-making activities or other trading activities. We have agreed that for a period of 180 days after the Expiration Date, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resales.

     We will not receive any proceeds from any sale of exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own account in the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account in the exchange offer and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any such resale of exchange notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

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     We have been advised by Donaldson, Lufkin & Jenrette Securities Corporation
that following completion of the exchange offer they intend to make a market in the exchange notes to be issued in the exchange offer. However, they are under no obligation to do so and any market activities with respect to the exchange notes may be discontinued at any time.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by us at the SEC's public reference room at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our filings with the SEC are also available to the public from commercial document retrieval services and at the SEC's web site at "http://www.sec.gov."

     This prospectus constitutes a part of a registration statement we have filed with the SEC under the Securities Act. As permitted by the rules and regulations of the SEC, this prospectus does not contain all of the information contained in the registration statement and the exhibits and schedules to the registration statement. Accordingly, in this prospectus, we make reference to the registration statement and to its exhibits and schedules. For further information about us and about the securities we are offering in this prospectus, you should consult the registration statement and its exhibits and schedules. You should be aware that statements contained in this prospectus concerning the provisions of any documents filed as an exhibit to the registration statement or otherwise filed with the SEC are not necessarily complete, and in each instance reference is made to the copy of the document so filed as an exhibit to the registration statement. These statements are qualified in their entirety by these references.

                           INCORPORATION BY REFERENCE

     All documents filed by us under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act after the date hereof are incorporated by reference into and to be a part of this prospectus from the date of filing of those documents.

     We are incorporating by reference the following documents we have filed with the SEC:

     - Annual Report on Form 10-K for the fiscal year ended December 31, 1998;

     - Quarterly Report on Form 10-Q for the fiscal quarter ended March 31,
       1999;

     - Current Report on Form 8-K/A filed January 20, 1999, amending Current Report on Form 8-K filed December 15, 1998; and

     - Current Reports on Form 8-K filed March 16, 1999, April 19, 1999, April 21, 1999, May 20, 1999 and May 21, 1999.

     You may request a copy of any of these filings, at no cost, by writing or telephoning us at the following address or phone number:

       R&B Falcon Corporation
       901 Threadneedle
       Houston, Texas 77079
       (281) 496-5000
       Attention: Investor Relations

                                 LEGAL MATTERS

     Legal matters with respect to the exchange notes offered hereby will be passed upon for us by Gardere Wynne Sewell & Riggs, L.L.P., Houston, Texas.

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                         INDEPENDENT PUBLIC ACCOUNTANTS

     The consolidated balance sheets of R&B Falcon Corporation as of December 31, 1998 and 1997, and the related statements of operations, stockholders' equity and cash flows for each of the years in the three year period ended December 31, 1998, incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.

     With respect to the unaudited interim financial information for the quarters ended March 31, 1999 and 1998, Arthur Andersen LLP has applied limited procedures in accordance with professional standards for a review of that information. However, their separate report thereon states that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their report on that information should be restricted in light of the limited nature of the review procedures applied. In addition, the accountants are not subject to the liability provisions of
Section 11 of the Securities Act of 1933 for their report on the unaudited interim financial information because that report is not a "report" or a "part" of the registration statement prepared or certified by the accountants within the meaning of Sections 7 and 11 of that Act.

     The consolidated financial statements of Cliffs Drilling Company as of December 31, 1997 and for each of the three years in the period ended December 31, 1997, incorporated by reference in this prospectus, have been audited by Ernst & Young LLP, independent accountants, as stated in their report, which is incorporated by reference herein.

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